Exhibit 99.60

TECHNICAL REPORT
Update on the
Ying Silver-Lead-Zinc and
HPG Gold-Silver-Lead Projects
Henan Province,
People’s Republic of China
Prepared for
Silvercorp Metals Inc.

Prepared by
Chris Broili, C.P. Geo. & L.P. Geo.
Mel Klohn, L.P. Geo.

BK Exploration Associates
August 16, 2007

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

BK Exploration Associates	2

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

LIST OF FIGURES

BK Exploration Associates	3

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

1.	SUMMARY

The Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects are in the Luoning area of western Henan Province of central China. Several recent 43-101-compliant Technical Reports have described the Ying Project in its various stages of exploration history (Broili, 2004; Broili 2005; Broili, et.al., 2006). The most recent of these reports (Broili, et.al., 2006) provided an updated resource estimate, current as of May 26, 2006, together with a scoping-level review of the expected economic viability of the project. Another Technical Report prepared about the same time by SRK (Xu et.al., 2006) offered a review of the HPG Project adjacent to Ying. At the time, the data on the HPG Project, which was subsequently acquired by Silvercorp, were insufficient to provide a resource estimate for that project. The current technical report (this report) was commissioned by Silvercorp Metals Inc. (“Silvercorp”) to offer updated resource estimates and an update of exploration activities for the entire Project area which now the HPG Area as well as Ying.

The Ying Project is the result of a joint venture in which Silvercorp has a 77.5% interest in Henan Found Mining Ltd (“Found”), the 100% owners of the Ying project. In addition, Silvercorp also has a joint venture with Luoning Huatai Mining Development Co., Ltd ("Huatai") in which Silvercorp can earn as much as 70% interest in the HPG project which will be managed by Henan Huawei Mining Co. Ltd. (“Huawei”).

Silvercorp’s Ying Project includes six Exploration Permits totaling 50.50 km2 and a Mining Permit covering 9.95 km2 over the Sha Gou (“SGX”) Area. During 2007, Silvercorp additionally acquired the adjacent Haopinggou (“HPG”) property which includes an Exploration Permit covering 5.86 km2 and two Mining Permits covering 0.54 km2.

All necessary Chinese government business licenses and mining permits have been issued to Found. The mining permit is in the process of being transferred from Huatai to Huawei. Huatai will retain the exploration permit to convert to a mining permit, then transfer it to Huawei. Mr. Myles Gao, P. Geo., President of Silvercorp, is the General Manager of Found. Reference to Silvercorp in this report includes, where appropriate, reference to Found or Huawei which owns and operates both the Ying and HPG projects.

The Ying property has two operating mines, SGX and HPG, with many mineralized veins remaining to be explored. The mineral deposit type is similar to the mesothermal veins of the Coeur d’Alene District, U.S.A. The mineralization occurs as a multitude of quartz-ankerite veins in north- to northeast-trending fault-fissure zones that cut Precambrian-age mafic and felsic gneisses. Individual veins are often a kilometer or more long and typically a meter or less wide. The controlling structures are sometimes filled by altered andesite or diabase dikes, or are identified only as alteration selvages up to 2 meters or more wide within the gneiss. Exploration to date has focused on the veins and alteration zones of three separate areas: SGX (along the west edge of the Ying project), HPG (east of SGX in the north-central part of the Ying project) and HZG (south of SGX in the southwest corner of the Ying project). Underground exploration-development workings have discovered many veins or vein splays that are not exposed at the surface.

BK Exploration Associates	4

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Since Silvercorp’s first exploration works at Ying in August, 2004, until now (August, 2007) a total of 63,487 m of tunnels, drifts, declines, raises or shafts have been completed and 78,581 m of underground and surface drilling has been done (280 total holes). The underground work and drilling have focused primarily on 18 of 28 known veins in the SGX Area, on 8 of more than 20 known veins in the HPG Area, and on 4 currently known veins in the HZG Area.

The recent work on the Ying Property has defined silver-lead-zinc mineral resources at SGX, silver-lead-zinc-gold at HPG and silver-lead-copper-gold at HZG. The 18 veins at SGX are discrete tabular quartz-ankerite veins with massive sulfide zones that average 0.39 m wide. The 8 veins at HPG are quartz-sericite-carbonate veins with massive sulfide zones that average 0.96 m wide. The 4 veins at HZG are quartz-ankerite-fuchsite veins with sulfide filled fracture zones that average 0.78 m wide.

These veins were defined by either channel sampling new underground tunnels or underground drilling. To estimate the mineral resources contained in these veins, resource block models were constructed with polygonal methods on longitudinal vein sections using the same parameters – cutoff grade, cutoff thickness, area of influence, etc. – as those used in the last Ying resource estimation done one year ago (Broili et al, 2006).

The current estimated mineral resources of the 29 veins explored by Silvercorp to date in the SGX, HZG and HPG area are as follows:

Ying Project - Summary of Mineral Resources

										Contained Metals
	Width (m)	Tonnes	Ag (g/t)	Ag (oz/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	eq-Ag (g/t)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Au (oz)	eq-Ag (oz)

SGX Area - High-grade
Measured	0.50	215,173	1,250	40.18		20.41	9.14		2,545	8,646,679	44,450	21,817	523		17,607,571
Indicated	0.43	787,089	1,227	39.46		21.54	7.14		2,475	31,058,205	169,515	56,232	479		62,638,615
Meas + Ind	0.44	1,002,261	1,232	39.62		21.30	7.57		2,490	39,704,887	205,956	73,381	1,001		80,246,081
Inferred	0.44	1,707,850	1,219	39.19		21.80	7.57		2,498	61,447,487	345,936	122,480	3,333		137,180,776
SGX Area - Low-grade
Measured	0.50	48,770	281	9.02		6.13	6.84		865	528,119	3,459	3,641			1,553,133
Indicated	0.41	750,329	223	7.18		3.55	3.86		560	5,390,121	26,661	28,936		1,324	12,769,092
Meas + Ind	0.42	799,099	227	7.30		3.71	4.04		578	5,830,237	29,568	32,179		1,324	18,541,705
HZG Area
Indicated	0.78	248,484	598	19.23		1.76		0.78	796	4,777,198	4,364		1,941		6,356,729
Inferred	0.62	271,042	552	19.23		1.40		0.43	679	4,807,002	3,784		1,176		5,916,975
HPG Area
Measured	0.99	35,226	117	3.77	1.41	6.28	1.28		519	132,794	2,174	261		1,594	553,359
Indicated	0.95	166,661	67	2.15	2.33	3.52	0.30		355	357,887	5,859	502		12,476	1,901,060
Meas + Ind	0.96	201,887	76	2.43	2.15	3.95	0.38		376	490,687	8,033	763		14,069	2,454,419
Inferred	0.96	1,513,222	120	3.85	1.41	6.68	2.17		581	5,824,580	101,017	32,906		68,706	28,250,515
Ying Project - Total Estimated Mineral Resources
Measured		299,169								9,307,592	50,084	25,719	523	1,594	19,714,063
Indicated		1,952,563								41,583,412	206,400	85,670	2,419	13,800	83,665,496
Meas + Ind		2,251,731								50,891,004	256,483	111,389	2,942	15,393	103,379,559
Inferred		3,492,114								72,079,069	450,737	155,386	4,509	68,706	171,348,265

Note: The equivalent-Ag calculation is explained previously in this chapter. It reflects gross metal content using the metal prices cited earlier and has not been adjusted for metallurgical recoveries.

BK Exploration Associates	5

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

This estimated resource (measured plus indicated) is 30% greater than the resource reported in the previous resource estimation (the 2006 Report by Broili, et.al.). This is largely due to the fact that the new estimation is based on 18 veins at SGX as compared to only 14 veins in the 2005 Report, and the two new areas, HPG and HXG have added 8 veins and 4 veins respectively.

A recently constructed mill, 17 km from the Ying property, is now operating at 800 tpd capacity. With production underway in two operating mines, exploration is now expanding into other parts of the Ying project. Two new areas with increased exploration effort will be XM, immediately northwest of HPG, and RHW near the east margin of the Ying project.

A Phase 4 exploration program of geophysics, mapping and continued tunneling and drilling is recommended to help discover and define additional mineral resources within the Ying and HPG Project Areas and to upgrade existing mineral resources from inferred to indicated and from indicated to measured. The proposed budget for this program is US$7.47 million.

BK Exploration Associates	6

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

2.	INTRODUCTION

During May 2007, Chris Broili and Mel Klohn, acting as BK Exploration Associates, were asked by Silvercorp Metals Inc. to review the latest property and resource data from their Ying Project in China in order to prepare a NI 43-101-compliant Technical Report (this report) providing an update of the project and resource information.

The previous project and resource update was a NI 43-101 Technical Report dated May 26, 2006 (Broili et.al., 2006). At that time, most exploration-development work and all defined resources were confined to a single prospect, the SGX Area. Further, the resource estimate then was prepared using a single high cutoff grade; a substantial amount of lower-grade material of possible future interest had not yet been quantified.

The primary purpose of this new Technical Report is to provide an updated resource estimate of the Ying Project. The new estimate includes resources newly identified during the past year on two other exploration-development prospects, the HPG Area and the HZG Area, as well new and upgraded resources from the SGX Area. Additionally, the lower-grade material has now been quantified and is separately tabulated in this report as a possible low-grade resource.

On July 15, 2007, Mr. Klohn, one of the authors of this report, traveled to China and spent six days at the Ying and HPG Projects reviewing data and visiting the Project’s three currently active exploration and development areas: the SGX Area, the HPG Area and the HZG Area. The principal focus was to examine and audit current resource information in detail and visit underground workings representative of new resource blocks that had been defined in each of the three exploration/development areas. During this review and site visit, Mr. Klohn was accompanied and assisted by Mr. Jiawen Wang, the Chief Geologist for Found and Mr. Myles Gao, P. Geo., President of Silvercorp. Mr. Gao also helped in translating data and information while providing other material assistance for this report.

Except for the new project and resource information presented herein, much of the information in this report has been extracted from the recent series of Technical Reports prepared on the Ying Project for Silvercorp, specifically:

Broili, 2004
Broili, 2005
Broili, Klohn, Yee, Fong and Petrina, 2006
Xu, Schrimpf and Liu, 2006.

Full citations of these previous Technical Reports, as well as other relevant information sources, are provided in the References Chapter included in this report.

BK Exploration Associates	7

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

3.	RELIANCE ON OTHER EXPERTS

In preparing this report, we (the authors) have relied heavily on the various data and reports supplied by Silvercorp. During his visit to the Ying Project, Mr. Klohn reviewed the current field and resource data from the Projects and discussed the data in detail with the Silvercorp technical staff. The data were collected and prepared by competent persons supervised by Myles Gao, P.Geo., a Qualified Person as defined by NI 43-101. Overall, the data are professionally organized, well-documented, comprehensive and generally complete.

Most of the information and sample data used in preparing this report were originally compiled in Chinese and subsequently translated into English by Dr. Yiefei Jia, (Ph.D. Geol.), Mr. Myles Gao, P. Geol., President of Silvercorp, and Dr. Rui Feng (Ph.D., Geol.), CEO of Silvercorp. While we cannot vouch for the veracity of these translations, we assume the translations are reliable because all these persons are fluent in Chinese, competent in English and have experience in translating technical documents.

In this report, we have liberally borrowed or extracted information contained in the earlier Technical Reports, as noted in the previous Introduction chapter. Because the earlier Technical Reports are all NI 43-101 compliant and were prepared by Qualified Persons as defined by NI 43-101, we find no reason to question the veracity of this borrowed information.

Disclaimer

We believe the information contained in this report is generally complete and reliable, but we disclaim the absolute accuracy or completeness of the data supplied to us. We do not accept responsibility for any errors or omissions in the supplied information and do not accept any consequential liability arising from commercial decisions or actions resulting from them.

BK Exploration Associates	8

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

4.	PROPERTY DESCRIPTION AND LOCATION

The Ying Silver-Lead-Zinc Project (“Ying”) and HPG Gold-Silver-Lead Project (“HPG”) are located in western Henan Province at latitude 34º07’ to 34º12’ N and longitude 111º14’ to 111º22’ E (Figures 1 & 2).

The Ying Project is currently covered by one Mining Permit and six Exploration Permits. HPG is covered by two Mining Permits and one Exploration Permit. These permits are as follows:

Permit	YING PROJECT AREA	Area (km2)
1	Mining Permit No. 4100000610045 expires May, 2014 Yuelianggou Ag project	9.95
2	Exploration Permit No. 4100000740232 expires June 19, 2008 Qiaogoubei Ag project	3.55
3	Exploration Permit No. 4100000640561 expires November 2, 2007 Qiaogou Ag project	1.42
4	Exploration Permit No. 0100000730232 expires June 06, 2009 Ximiao- Leileisi Au project	12.34
5	Exploration Permit No. 0100000520145 expires November 03,2007 Shagou Ag project	7.10
6	Exploration Permit No. 4100000620073 – expires on December 5, 2007 Luoning County Sidaogou – Lushi County Lijiagou Ag project	19.70
7	Exploration Permit No. 4100000620377 – expires on July 29, 2008 Dong Cao Gou Au project	6.39
HPG PROJECT AREA
8	Mining Permit No. 4100000410514 expires April, 2009	0.39
9	Mining Permit No. 4100000620027 expires August, 2015	0.15
10	Exploration Permit No. 4100000520048 expired February 11, 2006	5.86
	Mining Total	10.49
	Exploration Total	56.36

The existing permits cover all of the target areas outlined in the present report.

Exploration permits can be renewed by the payment of further rental fees. Surface rights for mining purposes are not included in the permits but can be acquired by payment of a purchase fee based on the appraised value of the land. Subject to negotiation, some land use compensation fees may also be due to the local farmers if their agricultural land is disturbed by exploratory work. The exploration permits give the right to carry out all the exploration presently contemplated and no additional permitting is required.

There are no known or recognized environmental problems that might preclude or inhibit a mining operation in this area. Some major land purchases may be required in the future for mine infrastructure purposes (processing plant, waste disposal, office and accommodations).

BK Exploration Associates	9

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Yellow River
Zhengzhou
Luoyang
Luo-He River
Xiaoqinling
Gold Belt
Luoning
Ruyang
Lushi
34°
34°
Qinling Orogenic Belt
Ying & HPG
Mine projects
N
SCALE
0 10 20KM
Neixiang
Nanyang
33°
111°
112°
113°
111°
112°
113°
Beijing
People's Republic
of China
Henan
Henan
LEGEND
Cenozoic Erathem
Cretaceous
Jurassic
Triassic
Early Paleozoic
Late Paleozoic
Early Paleozoic - Late Paleozoic
Early Proterozoic
Early Proterozoic - Middle Proterozoic
Middle Proterozoic
Late Proterozoic
Archean
Felsic Intrusive
Intermediate intrusive
Mafic Instrusive
Figure 1
SILVERCORP Metals Inc.
YING & HPG PROJECTS
HENAN CHINA
GEOLOGY AND LOCATION MAP
OF WESTERN HENAN
Drafted by Bei
August 2007

Figure 1: Geology and Location Map of Western Henan

BK Exploration Associates	10

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

The existing land agreements are as follows:

Ying Project

A co-operative joint venture contract dated April 15, 2004, was consummated between Victor Mining Ltd. (“Victor”), which is the wholly owned British Virgin Islands subsidiary of Silvercorp Metals Inc. (“Silvercorp”), and Henan Non-Ferrous Geological & Mineral Resources Co. Ltd. (“HNGMR”). Pursuant to the joint venture contract, a Chinese cooperative joint venture company, Henan Found Mining Ltd. (“Found”), was established to hold 100% of Ying Project. Victor consummated the obligation and now owns 77.5% interest in Found.

The Ying Mining Permits controlled by Found encompass 9.95 km2 and Exploration permits encompass 50.50 km2.

HPG Project

A co-operative joint venture contract dated March 31, 2006, was consummated between Victor Resources Ltd., which is the wholly owned British Virgin Islands subsidiary of Silvercorp, and Luoning Huatai Mining Development Co., Ltd. (“Huatai”). Pursuant to the joint venture contract, a Chinese co-operative joint venture company, Henan Huawei Mining Co. Ltd. (“Huawei”), was established to hold 60% of the HPG Project. Victor Resources is obligated to pay a total of C$6.00 million to Huatai in installments to acquire a 60% interest in Huawei. In 2007, Silvercorp signed an agreement to purchase an additional 20% interest of Huawei from its JV partner, Huatai, in which 10% interest will be held in trust for a shareholder of Huatai. Total consideration for the 20% interest is C$1.98 million with Silvercorp's share of C$0.99 million paid in full. While government approval is expected shortly, Silvercorp is now entitled to 70% interest of Huawei.

The HPG Mining Permits are in the process of being transferred to Huawei. The HPG Exploration Permit is being held by Huatai who will apply for Mining Permit and then transfer it to Huawei upon issuance of the Mining Permit. The HPG Mining Permits controlled by Huawei encompass 0.54 km2 and Exploration permits encompass 5.86 km2.

BK Exploration Associates	11

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Figure 2: Project and Mill Location

BK Exploration Associates	12

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The Ying and HPG Projects are about 240 km west-southwest of Zhengzhou (pop. 7.0 million), the capital city of Henan Province, and 80 km west of Luoyang (pop. 1.4 million), the nearest major city (Figure 1). Both of these cities are served by airlines with regular flights to Beijing and other major population centers. The nearest small city to the Ying Project is Luoning (pop. 80,000+), about 40 km by paved roads from the Ying mill site in the central part of the Project. The mill site is about 15 km by paved road from the Guxian Reservoir, and the Project’s main exploration-development camp, the SGX Camp, is accessed via a 30-minute ferry ride across the Reservoir.

Much of the project area is rugged, deeply dissected mountainous terrain with elevations ranging from 300 to 1,200 m above sea level. Hill slopes are steep, commonly exceeding 25o, and the rock exposures on these hillsides range from fair to good. Almost all of the mineralization and significant geochemical and geophysical anomalies were discovered on the hillsides.

The area has a continental sub-tropical climate with four distinct seasons. Temperature changes are dependent on elevation, with an annual range of -10°C to 38°C and annual average of 15°C. The annual precipitation averages 900 mm, mostly occurring in the July to September rainy season and supplemented by snow and frost occurring from November to March.

The area is sparsely vegetated, consisting mostly of bushes, shrubs, ferns and small trees. The local economy is based on agriculture (wheat, corn, tobacco, medicinal herbs) and mining. Agriculture is confined to the bottoms of the larger stream valleys and to the many terraced hillsides.

There are major power grids adjacent to the property and a power line extends to the SGX Area. Adjacent to the SGX property is a hydropower generating station at the dam that forms the Guxian Reservoir (Fig. 2). This reservoir is on the Luo River, a tributary to the Yellow River. Sufficient manpower is available to serve most exploration or mining operations.

BK Exploration Associates	13

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

6.	HISTORY

Silver-lead-zinc-gold mineralization in the HPG and Ying Project areas has been known and intermittently mined for at least the last several hundred years. The first systematic geological prospecting and exploration was initiated in 1956 by the Chinese government. Detailed summaries of the exploration activities at Ying from 1956 to 2004, when Silvercorp acquired it first interest in the Project, are available in previous recent 43-101 Technical Reports prepared for Silvercorp (Broili, 2004; Broili, 2005; Broili et.al., 2006; Xu et.al., 2006).

When Silvercorp acquired its interest in the Ying Project in 2004, the resource estimate for the project was contained solely within the SGX Area. This resource was reviewed and verified in the first Technical Report (Broili, 2004) as follows:

Resource Category	Resource (Tonnes)	Grade			In Situ Metal Resource
		Ag (g/t)	Pb (%)	Zn (%)	Ag (ounces)	Pb (tonnes)	Zn (tonnes)
Indicated	630,100	412.66	6.57	3.18	8,359,713	41,429	20,015
Inferred	6,901,800	237.33	4.84	3.11	52,663,286	333,983	214,390

From 2004 to March 2005, Silvercorp expanded underground workings on five of the veins in the SGX area. Their work during this period consisted of the following:

a)	tunnel enlarging: 1,271 m
b)	declines: 298 m
c)	undercut drifting: 1,897 m
d)	main tunnel: 497 m
e)	raise: 200 m
f)	ventilation raise: 102 m
g)	underground drilling: 15 holes for 1,376 m
h)	sampling and metallurgical work

This work substantially upgraded and expanded the resources in the SGX Area. These resources, reported in a second NI 43-101 Technical Report (Broili, 2005), are as follows:

Resource Category	Resource (Tonnes)	Grade			In Situ Metal Resource
		Ag (g/t)	Pb (%)	Zn (%)	Ag (ounces)	Pb (tonnes)	Zn (tonnes)
Measured	229,481	1419	33.25	9.88	10,470,661	76,314	22,675
Indicated	190,671	1362	32.16	10.12	8,362,276	61,416	19,329
Inferred	495,205	1539	35.01	9.56	24,502,345	173,394	47,323

From March 2005 to April 2006, Silvercorp continued to expand underground workings in the SGX area, extending their underground exploration to include 14 veins. In addition, reconnaissance exploration was initiated in other areas outside the SGX Area. Work conducted during this period consisted of the following:

BK Exploration Associates	14

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

a)	tunnel enlarging: 1,467 m
b)	declines: 817 m
c)	undercut drifting: 18,888 m
d)	main tunnel: 5,216 m
e)	raise: 2,569 m
f)	ventilation raise: 85 m
g)	shaft: 658 m
h)	underground drilling: 79 holes for 12,488 m
i)	surface drilling: 12 holes for 5,209 m
j)	sampling and metallurgical work

Results of this work allowed further upgrading and expansion of the SGX resources, as reported in a third NI 43-101 Technical Report (Broili et.al., 2006). The resource estimate reported in the 2006 report was nearly twice that reported a year earlier in the 2005 report, due largely to the fact that the new estimate was based on parts of 14 veins versus only 5 veins in the previous report. The 2006 resource estimate is as follows:

Mineral Resource Estimates, May 26, 2006

Resource Category	thickness (m)	Tonnes	Ag (g/ t)	Ag (oz/t)	Pb (%)	Zn (%)	Ag Equiv* (g/t)	Contained Metal Resource
								Ag (oz)	Pb (t)	Zn (t)	Ag Equiv* (oz)
Measured	0.49	350,765	1,397	44.92	24.34	9.69	2,884	15,755,537	85,381	34,001	32,524,723
Indicated	0.37	460,854	1,639	52.7	28.11	7.79	3,195	24,288,513	129,557	35,894	47,338,605
Measured + Indicated	0.42	811,620	1,535	49.34	26.48	8.61	3,061	40,044,051	214,938	69,896	79,863,312

Inferred	0.45	1,246,013	1,426	45.86	25.47	9.38	2,946	57,143,860	317,362	116,914	118,030,219

*Ag Equivalent is calculated using US$6.50/oz Ag, US$0.40/lb Pb, and US$0.45/lb Zn Calculations reflect gross metal content and have not been adjusted for metallurgical recoveries.

On March 30, 2006, Silvercorp was issued a mining permit for the SGX Area. A third of the 27,574 m of the underground workings completed since the first Technical Report in 2004, were mine development workings sufficient to immediately support production in 10 of 20 stopes on 7 different veins.

At the time of the last previous Technical Report in May, 2006, 16 shrinkage stopes were being mined, 4 additional stopes were planned and 3 hoist-equipped shafts were being sunk at the Ying Mine. For this reason, the 2006 Technical Report included detailed scoping-level information (prepared by co-authors Yee, Fong, and Petrina) regarding mine planning and economics. Even assuming that the resource reported above was not increased in size, the report concluded that the Ying mining operation would be profitable (Broili, et.al., 2006).

At HPG, a resource generated by tunneling, diamond drilling and trenching was described and examined by Xu et.al., 2006, however they concluded that no valid resource exists by CIM standards.

BK Exploration Associates	15

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

7.	GEOLOGICAL SETTING

7.1 REGIONAL GEOLOGY

The Ying and HPG Projects are within a major west-northwest trending ancient mountain belt known as the Qinling orogenic belt (Figure 1). More than 300 km long, the belt was formed at the joining of two major crustal tectonic plates when these plates collided in Paleozoic time. The tectonic plate to the north, which covers all of Henan Province, is the North China Precambrian plate; the plate on the south, which covers the south half of Hubei Province, Henan’s southern neighbor, is the Yangtze plate. The rocks along this crustal join, which forms the Qinling orogenic belt, are severely folded and broken by many faults, offering optimal structural conditions for the emplacement of a myriad of mineral deposits, and several operating silver-lead-zinc, in addition to Ying, occur along this belt.

The basement beneath the Qinling orogenic belt consists of highly metamorphosed rock units of Archean-age belonging to the North China Precambrian tectonic plate. The basement consists predominantly of felsic to mafic gneisses with minor amphibolites, intrusive gabbros and diabases. The Qinling belt itself is comprised largely of Proterozoic- to Paleozoic-aged sequences of mafic to felsic volcanic rocks with variable amounts of interbedded clastic and carbonate sedimentary rocks. The Qinling rock units have all been weakly metamorphosed to lower greenschist facies, with local areas of stronger metamorphism to lower amphibolite facies. The metamorphosed Qinling belt and Archean basement rocks are overlain by non-metamorphosed sedimentary rock sequences of Mesozoic- to Cenozoic-age, primarily marls and carbonaceous argillites which are capped locally by sandstone-conglomerate sequences. Major intrusives consist of mafic to felsic dikes and stocks of Proterozoic and Mesozoic ages.

The dominant structures in the Qinling orogenic belt are west-northwest trending folds and faults which were generated when the two major tectonic plates collided in Paleozoic time. The faults consist of numerous thrusts having a component of oblique movement and sets of conjugate shear structures that trend either northwest or northeast. These conjugate shear zones, which display features of brittle fracturing such as fault gouge, brecciation and well-defined slickensides, are associated with all the important mineralization recognized along the 300 km orogenic belt. At least three important north-northeast trending mineralized fault sets are recognized in the Ying Project area: 1) Heigou-Luan-Weimosi, deeply seated fault zone, 2) Waxuezi-Qiaoduan fault zone, and 3) Zhuyangguan-Xiaguan fault zone.

7.2 PROPERTY GEOLOGY

The Ying and HPG Projects are underlain by a highly metamorphosed basement of Archean-age, rocks, mainly mafic to felsic gneisses formed from mafic to felsic volcanic and sedimentary rock units (Fig. 2). The lowest part of the basement gneiss sequence is about 1 km thick and comprised

BK Exploration Associates	16

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

of mafic gneiss with local gabbroic dikes and sills that trend north-northeast and dip 30o to 60o southeast. This sequence is overlain by a much thicker sequence of thin-bedded quartzo-feldspathic gneiss, which is bounded on the north and west by Proterozoic-age andesitic greenstones along a very high-angle (>70°) “detachment” fault-shear zone. The greenstones have been folded and dip steeply toward the northeast and southwest.

The basement rocks are locally intruded by small granite porphyry stocks of Proterozoic to Paleozoic age and are extensively cut by northeast-trending, high-angle, mostly west-dipping conjugate faults. These faults are sometimes filled with younger andesitic to basaltic diabase dikes, resulting in dike swarms. Continued movement on these same faults has provided openings which are sites for all of the important silver-lead-zinc mineralization in the Project area.

BK Exploration Associates	17

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

8.	DEPOSIT TYPE

The targeted deposit types in the Ying and HPG Projects are “mesothermal silver-lead-zinc veins” as described by Waldemar Lindgren (1933), more recently termed “Cordilleran vein type deposits” by Guilbert and Park (1986), “silver-lead-zinc veins in clastic metasedimentary terranes” by Beaudoin and Sangster (1992), or “polymetallic Ag-Pb-Zn±Au veins” by Lefebure and Church (1996). Mesothermal vein systems are formed at considerable depth (from 600 m to 4000 m or more) by hydrothermal processes in a temperature range of 200o C to 300o C.

Classic deposits of this type include the Coeur d’Alene silver district in northern Idaho, U.S.A., one of the largest silver-lead-zinc districts in the world (Park & MacDiarmid, 1970). Other examples include the Kokanee Range and Keno Hill, Canada, the Harz Mountains and Freiberg, Germany and Príbram, Czechoslovakia (Beaudoin and Sangster, 1992).

Common characteristics of these Ag-Pb-Zn-Au vein systems are as follows:

  Usually occur in thick sequences of metamorphosed clastic sedimentary rocks or intermediate to felsic volcanic rocks, but can occur in almost any type of host rock (Lefebure and Church, 1996).

  Usually occur in areas of strong structural deformation in brittle and brecciated rock units. Mineralization is in altered country rock parallel to anticlinal axes and faults (Park & MacDiarmid, 1970; Sorenson, 1951; McKinstry and Svendsen, 1942).

  Often found proximal to igneous rocks, either spatially or genetically, but not to intrusions related to porphyry-copper mineralization (Beaudoin and Sangster, 1992). Many veins are associated with dikes which follow the same structures (Lefebure and Church, 1996).

  Exhibit strong structural control, generally occurring as steep-dipping, narrow, tabular or splayed fissure veins, commonly as sets of parallel and offset veins. Individual veins range from centimeters up to more than 3 m wide, and generally continuous along strike for a few hundred to more than 1000 m in length and depth. Can be 10 m wide or more in stockwork zones (Lefebure and Church, 1996).

  Veins often display crustiform textures (mineral banding) (Bateman, 1951), locally with open space drusy quartz, cockade and/or collofrom textures. Sulfides are confined to the veins and occur as granular masses, coarse-grained patches and/or disseminations.

  Wall rock alteration is typically limited in extent – usually only a few to several meters – and consists of sericite, quartz, siderite, ankerite, pyrite and K-feldspar within or proximate to the veins, and chlorite, clay and calcite more distal to the veins.

  Common ore minerals are galena (PbS), sphalerite (ZnS) and tetrahedrite (Cu,Fe)12Sb4S13 with lesser amounts of chalcopyrite (CuFeS2), pyrargyrite (Ag3SbS3) or other sulfosalts. Small amounts of acanthite (AgS2) and native silver may occur but most silver in the veins is
BK Exploration Associates	18

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

  contained as inclusions in galena or tetrahedrite (silver-bearing tetrahedrite is also known asfreibergite). Copper and gold may increase at depth. Common gangue minerals are quartz,pyrite (FeS2) and carbonate – usually siderite (FeCO3) or ankerite (Ca(Fe,Mg,Mn)(CO3)2) withdistal calcite (Park & MacDiarmid, 1970; Lefebure and Church, 1996).

  In some cases, mineral zones are formed by multiple hydrothermal events or a telescoped single event rather than zoning about a single point (Beaudoin and Sangster, 1992)

  Individual vein systems range from several hundred to several million tonnes grading from 5 to 1,500 g/t Ag, 0.5 to 20% Pb and 0.5 to 8% Zn, with exceptional veins being even richer. The larger vein systems continue to be attractive targets because of their high grades and relatively easy benefication (Lefebure and Church, 1996).
BK Exploration Associates	19

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

9.	MINERALIZATION AND ALTERATION

The 53-square kilometer Ying and HPG Project blocks are crossed by a myriad of mesothermal silver-lead-zinc-gold rich quartz-carbonate veins in steeply-dipping fault-fissure zones which cut Precambrian gneiss and greenstone (Fig. 3). To date, Silvercorp’s exploration-development activities have focused on three target areas at Ying:

  SGX – a 9 km2 area immediately south of the Guxia Reservoir,
  HPG – a 6 km2 area east of the SGX Area, and
  HZG – a 2 km2 area adjoining the SGX Area on the south.

Of these three target areas, the SGX Area has received the most attention. At least 28 mineralized vein structures have been identified and mapped in the SGX Area to date, and resources have been defined in 18 of these, compared with only 14 veins with resources a year ago (Broili, et.al., 2006). Additionally more than 20 mineralized veins have been identified in the HPG Area and resources have been defined in 7 of these. New resources have also been defined in 4 veins in the HZG area. A year ago, neither of these two target areas were credited with reportable resources. Because none of the current three target areas have yet been fully explored, it is quite likely that continuing work in these areas will find new veins as well as new mineralized shoots in known veins. Future work will almost certainly find new veins in these areas and continue to find new shoots in the already known veins. Further, these three target areas together comprise only a small part of the large Ying Project block; it is likely that exploration will find other important new target areas with mineralized vein systems elsewhere on the block.

Vein structure

Structurally, the Ying-HPG vein systems all appear to be generally similar, occupying steeply-dipping fault-fissure zones which trend most commonly northeast-southwest, less commonly north-south, and rarely east-west (Fig. 3). The structures extend for hundreds to a few thousand meters along strike and are often filled by altered andesite or diabase dikes together with quartz-carbonate veins, or are mapped as discrete zones of altered bedrock (mainly gneiss) with local selvages of quartz-carbonate veinlets. At the surface, a third to half of the exposed structures are conspicuously mineralized as well as altered.

The veins occur as steeply-dipping, narrow, tabular or splayed veins, commonly as sets of parallel and offset veins. Individual veins along the structures thin and thicken abruptly, from a few centimeters up to a few meters in width, in classic “pinch-and-swell” fashion. The pinching and swelling are the result of flexural irregularities from movement along the structure, with “swells” representing zones of dilation (Figs. 5 & 10). The dilation zones (swells) are often sites of high-grade pockets or “ore shoots.” At Ying, these “ore shoots” range from 30 m to 60 m or more in vertical and horizontal dimensions over vein widths ranging from 0.4 m to 3.0 m. Commonly the vertical dimension of the Ying shoots is greater – often twice or more – than the horizontal dimension. In long-sections constructed along the veins, many of these shoots are seen to have a steep, non-vertical rake.

BK Exploration Associates	20

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Property Geology and Vein Locations

N
SCALE
0
1
2km
SGX AREA
XM
RHW
HPG
Project
HPG Mining
Permits
HPG Exploration
Permit
Ying Silver
Mining Permit
HZG
Camp
TLP
Silver Mine
(150 million
ounces)
3784000 mN
3782000 mN
3780000 mN
Legend
Quaternary
Tertiary
Proterozoic
Archean
Amphibolite
Quartz vein
Breccia
Diorite
Gabbro
Granite
Fault
Mineralized vein
Other permit
SilverCorp
permit
Figure 3
SILVERCORP Metals Inc.
YING & HPG PROJECTS
HENAN CHINA
Property Geology
and Vein Locations
Drafted by: Bei
August 2007

Figure 3: Property Geology and Vein Locations

BK Exploration Associates	21

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Mineralogy

Although veins in each of the three target areas in the Ying and HPG Projects are structurally similar, there are differences in the mineralization observed in each area. The mineral differences between the areas are due possibly to different generations of mineralization or are the results of district-wide mineral zonation at different levels of exposure; analogous perhaps to broad-scale zonation patterns observed in other mesothermal silver-lead-zinc districts such as the Coeur d’Alene district, U.S.A.

SGX Area

The SGX Area is the most extensively explored target area to date with at least 28 veins identified to date and high-grade mineralization currently defined in 18 of these veins (Fig. 4). Sampling in exploration and development workings at various levels in these mineralized vein structures indicates that approximately 27 percent of the material filling these veins is highly mineralized, ranging from 0.2 m to more than 1 m in width (average 0.4 m) and containing an average of about 25% galena and 12% sphalerite. Other metallic minerals present in much smaller amounts include pyrite, chalcopyrite and hematite, with very sparse amounts of wire silver, silver-bearing sulfosalts (mainly the mineral pyrargyrite), silver-bearing tetrahedrite (known as “freibergite) and possibly acanthite (a silver sulfide).

The metallic minerals are confined to the veins, occurring as massive accumulations or as disseminations. Much of the galena in the SGX veins occurs in massive tabular lenses consisting of coarse crystalline aggregates to fine, granular “steel galena.” These bodies can be up to 1 meter thick and 100 m or more in vertical and horizontal dimensions. Sphalerite consists of the dark-colored, iron-bearing variety (also known as “blackjack” sphalerite) and occurs as coarse bands or aggregates with the galena. Alternating bands of galena, sphalerite, pyrite and quartz are common near the vein margins (Fig. 4a).

Most of the silver in the SGX veins is probably present as microscopic inclusions in the galena. Silver occurs at a reasonably consistent ratio with lead, ranging from 45 to 65 grams silver (1.4 to 2.1 troy ounces) for each percent lead. Ag:Pb and Zn:Pb metal ratios using tonnes contained metal and calculated as (Ag*100)/((Ag*100)+Pb) and Pb/(Pb+Zn), in the SGX veins are 0.36 and 0.74, respectively, very close to the Coeur d’Alene ratios of 0.29 and 0.72, and generally within the 0.22 – 0.63 and 0.51 – 0.72 ratio ranges considered to be characteristic of the silver-lead-zinc vein deposit model summarized previously in this report (Beaudoin and Sangster, 1992).

BK Exploration Associates	22

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Figure 4: Tunnel and Veins at SGX Area

BK Exploration Associates	23

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Several shoots in some of the SGX veins contain from 92 to 165 grams silver for each percent lead, much greater amounts of silver relative to lead than the usual range noted above for SGX veins. Much of the silver in these shoots may possibly be carried as a silver-rich, non-lead-bearing mineral such as freibergite, which is a dark-colored metallic mineral that could easily be hidden within metallic granular masses of galena. Not surprisingly, these same shoots contain up to several percent of potentially valuable copper, which is a major constituent of freibergite. Exploration in the SGX veins to date has found very little gold except for the short S7-2 vein in the eastern part of the target area which contains from 4.4 to 8.9 g/t gold, but very little silver, lead or zinc.

Gangue in the SGX vein systems consists mostly of quartz-carbonate minerals with occasional inclusions of altered wall-rock. The carbonate is dominantly ankerite in contrast to siderite which is the most common carbonate gangue mineral in many mesothermal silver-lead-zinc districts. In the Coeur d’Alene district, for example, siderite is closely associated with the sulfide ore minerals, ankerite occurs farther away from the ore, and calcite is present as a distal carbonate mineral.

Wall rock alteration commonly consists of a myriad of quartz veinlets accompanied by sericite, chlorite, silicification and ankerite on fractures. There is also some retrograde alteration, expressed as epidote along fractures. The vein systems appear to persist or even strengthen at depth with many veins exposed in the underground workings often significantly richer in silver-lead-zinc than the same veins exposed at the surface. This suggests that the mineralization is either leached from the surface outcroppings or, more likely, is zoned and becomes richer at depth (Broili et.al., 2006).

HPG Area

More than 20 mineralized veins have been identified in the HPG Area (Fig. 9). To date, Silvercorp has defined low-grade resources in 7 of these veins. Sampling at various levels in workings along these vein structures indicates that from 27% to 50% or more of the vein material is mineralized, ranging from 0.2 m to 5.2 m in width, averaging 0.96 m.

The veins occur in relatively permeable fault-fissure zones and are extensively oxidized from the surface to depths of about 80 m. Within this zone, the veins show many open spaces with conspicuous boxwork lattice textures resulting from the leaching and oxidation of sulfide minerals. Secondary minerals present in varying amounts in this zone include cerussite, malachite and limonite. Beneath this oxide zone, sulfide minerals are mixed with secondary oxide minerals in the vein, with sulfides becoming increasingly abundant downward to about 150 m depth, beyond which fresh sulfides are present with little or no oxidation.

The dominant sulfides are galena, typically comprising a few percent to 10% of the vein, together with a few percent sphalerite, pyrite, chalcopyrite and freibergite-tetrahedrite. Other metallic minerals in much smaller amounts include argentite, native silver, bornite and various sulfosalts. The minerals occur in narrow massive bands, veinlets or as disseminations in the gangue. Gangue minerals include quartz, sericite and carbonate, occurring as dolomite and calcite with some ankerite.

BK Exploration Associates	24

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

HW
15 cm
BK07-Y-01
50 cm
BK07-Y-02
25 cm
not sampled
FW

Photo of S-21 vein on level 650 of the SGX area, Ying deposit, showing samples collected during peparation of the current report. Representative closeup photos of these samples are shown below.

BK07-Y-01

Sample BK07-Y-01, banded vein: Quartz (white), fine-grained pyrite (light yellow) and steel galena (dark silvery gray). The galena contains minor amounts of disseminaed sphalerite.

BK07-Y-02

Sample BK07-Y-02. massive vein: Steel galena (dark silvery gray) with massive coarse dark sphalerite ('blackjack sphalerite', brownish-black, left-quarter side of sample).

Figure 4(a): Photos of SGX Samples

BK Exploration Associates	25

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Most of the HPG veins contain significant amounts of gold, often 1.0 to 4.0 g/t Au or more over widths up to 1 meter, distinctly more than veins typical of the other two Ying target areas. The HPG veins, which trend northeast-southwest, are crossed by a 1-km long, northwest-southeast trending breccia body which caps a ridge across the vein trend. The breccia locally carries from 1.86 to 2.77 g/t gold over widths of 3.0 to 7.5 m. Additionally, strongly anomalous amounts of gold (up to 30 g/t gold over 2.5 m widths) are locally associated with a several-kilometer long north-south diabase dike(?) that lies just south of the principal HPG vein swarm.

Alteration minerals associated the HPG vein systems include silica, sericite, pyrite and chlorite, together with clay minerals and limonite. Silicification is common near the center of the veins, chlorite and sericite occur near and slightly beyond the vein margins.

HZG Area

In the HZG area, 4 mineralized veins have been identified to date. The mineralization comprises from 14 to 23% of these veins over widths ranging from 0.3 to 0.8 m, averaging 0.78 m. The HZG veins contain distinctly more copper than the veins of the other two Ying target areas, with the largest vein yet defined at HZG, the HZ20 vein, containing an average of 1.19% copper, carried mostly in chalcopyrite and tetrahedrite. The tetrahedrite occurs commonly as lensoidal masses, probably filled tension gashes, which are distributed in relay-like fashion near the vein margins and in ladder-like fashion in the center of the vein. Chalcopyrite is present as disseminated crystals in the gangue and in the tetrahedrite. Other sulfides include galena (up to several percent locally) and pyrite.

The gangue is predominantly quartz-ankerite with conspicuous amounts of bright green fuchsite (a chrome-bearing muscovite). Fuchsite is especially abundant near the vein margins. The contact of the vein with wallrocks is sharp and marked by shearing and gouge. The most distinctive feature of alteration in the HZG veins compared with veins in the SGX and HPG areas is the presence of fuchsite, which is common in many greenstone-related, mesothermal gold districts.

BK Exploration Associates	26

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Cross Section on Line 56

ZK1209
ZK1208
090°
E
S16
S21
S22
S7
S7-I
S16E1
S16E
S16W1
S16W
ZK5603
ZK5602
ZK5605
ZK5607
800m
700m
600m
500m
400m
300m
200m
100m
0m
5.94m@1939.7g/t Ag
27.2% Pb 2.8% Zn
0.40m@3087g/t Ag
79.6% Pb 1.61% Zn
0.22m@1899g/t Ag
29.98% Pb 8.65% Zn
0.40m@3529g/t Ag
40.05% Pb 6.07% Zn
0.05m@104.8g/t Ag
3.61% Pb 1.25% Zn
0.85m@587.3g/t Ag
0.13% Pb 4.83% Zn
0.25m@577.6g/t Ag
19.17% Pb 9.31% Zn
0.27m@407.0g/t Ag
1.66% Pb 1.82% Zn
1.50m@1010g/t Ag
0.10% Pb 0.24% Zn
0.40m@400.1g/t Ag
24.21% Pb 8.15% Zn
0.44m@386.4g/t Ag
2.92% Pb 5.36% Zn
1.50m@355.7g/t Ag
0.41% Pb 0.26% Zn
1.80m@2853g/t Ag
34.48% Pb 2.91% Zn
0.43m@7399.0g/t Ag
39.65% Pb 4.40% Zn
0.25m@1255g/t Ag
15.22% Pb 1.4% Zn
0.27m@31.1g/t Ag
5.86% Pb 0.19% Zn
1.15m@218.7g/t Ag
4.92% Pb 0.25% Zn
Legend
Alteration zone
Mineralized vein
Undercut tunnel
ZK1208
Drill hole
SCALE
0
100
200m
Figure 5
SILVERCORP Metals Inc.
YING SILVER PROJECT
HENAN CHINA
Cross Section on
Exploration Line 56
Drafted by bei
August 2007

Figure 5: Cross Section on Exploration Line 56

BK Exploration Associates	27

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

10.	EXPLORATION WORK

Starting in 2006, Silvercorp focused detailed exploration-development activities on three separate target areas: SGX, HZG and HPG. The exploration work completed by Silvercorp from May 2006 to June 2007 in these three areas is summarized as follows.

SGX Area – Most of Silvercorp’s recent exploration work has been confined to the tunneling and drilling programs in the SGX Area now covered by a mining license. The details of this is included in Chapter 11, Tunneling and Drilling, of this report. Most of the surface exploration at SGX was done in past years, so very little was done during the past year.

Underground exploration-development activities in the SGX Area included expanding the workings on 18 veins. Work accomplished during this period includes:

a)	tunnel enlarging: 0 m
b)	declines: 940 m
c)	undercut drifting: 16,450 m
d)	main tunnel: 680 m
e)	raise: 1,593 m
f)	ventilation raise: 1,077 m
g)	shaft: 717 m
h)	underground drilling: 134 holes for 44,143 m
i)	surface drilling: 18 holes for 8,260 m
j)	sampling and metallurgical work.

HZG Area – Surface mapping and sampling were started on the HZG veins (south of SGX). Many of the altered structures and veins identified by this work were subsequently tested by drilling or extending the underground workings on 4 veins. Details of this work is included in Chapter 11 of this report (Tunneling and Drilling), a summary listing of this work is as follows:

a)	tunnel enlarging: 139 m
b)	declines: 117 m
c)	undercut drifting: 2,093 m
d)	main tunnel: 1,236 m
e)	raise: 17 m
f)	ventilation raise: 0 m
g)	shaft: 0 m
h)	underground drilling: 2 holes for 329 m
i)	surface drilling: 18 holes for 6,017 m
j)	sampling and metallurgical work.

HPG Area – Some surface mapping and sampling was also done in the HPG areas. Altered structures and veins were subsequently tested by drilling or extending the underground workings on 7 veins. Details of this work is included in Chapter 11 of this report (Tunneling and Drilling), a summary listing of this work is as follows:

BK Exploration Associates	28

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

a)	tunnel enlarging: 0 m
b)	declines: 0 m
c)	undercut drifting: 2,740 m
d)	main tunnel: 1,523 m
e)	raise: 201 m
f)	ventilation raise: 0 m
g)	shaft: 0 m
h)	underground drilling: 0 holes for 0 m
i)	surface drilling: 2 holes for 760 m
j)	sampling and metallurgical work.

Reconnaissance exploration in new areas on the Ying Project

Recent surface exploration has focused on two nearby areas: (1) the XM Area, immediately northwest of the HPG area and 3.5 km northeast of SGX camp, and (2) the RHW Area adjacent to the northeast boundary of the Ying Project, about 10 km northeast of the main SGX camp.

XM Area

The XM Area is underlain by Archean gneiss intruded by Proterozoic diabase dikes and Mesozoic granite porphyry stocks (Fig. 3). A thrust fault along the north flank of the area separates a footwall of Archean gneiss from a hanging wall of Proterozoic andesite. Soil geochemistry has outlined a north-northeast trending Au-Ag-Pb-Zn anomaly about 0.3 km2 in size. Three high-grade Au-Ag-Pb-Zn veins (H15, H17, and H32) that extend from the HPG Area into the XM Area are considered prime exploration targets.

Since 2004, Silvercorp has completed 3 km2 geologic mapping at 1:10,000 scale, 42 m of trenching, 630 m of tunneling, 479 m of drilling (2 holes), and collected 299 samples in the XM Area. This work has identified 16 quartz-pyrite veins trending northeast or north-south and ranging from 70 to 1,200 m in length and 0.2 to 26.8 m in width. The most significant veins are X1, X8, and X11, which is the northern extension of the H32 vein from the HPG mine. Drill hole ZK001 intersected a 12.6 m wide zone of quartz-pyrite with anomalous gold and silver.

Tunnel sampling and drilling have examined two veins, X1 and X11, across true widths of 0.38 to 1.05 m containing 11.1 to 59.9 g/t silver, 0.20 to 1.90 g/t gold, occasional high lead values up to 4.90% and sparse zinc. The X1 vein was sampled from several different underground tunnels scattered along 553m of strike between the 697 and 744 m levels and the X11 vein was sampled at the 750m level along 29 m of strike.

RHW Area

The RHW area includes 6.39 km2 of very rugged, forested hills (Fig 3). Previous surface mapping, trenching and limited tunneling by the Henan Non-ferrous Metals Geological Bureau defined five NE-trending mineralized veins and one N-S mineralized vein. The veins range from 460 to 3,600 m

BK Exploration Associates	29

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

in length and are 0.3 to 2.0 m wide. The best sample interval was cut on vein C8 over a 1.5m width containing 1,161 g/t silver, 1.15 g/t gold, and 6.06% lead.

In October, 2006, Silvercorp started the following exploration:

1)	0.3 km2 of surface geological mapping at 1:10,000 scale,
2)	1,496 m of underground geological mapping and sampling (66 samples) in artisanal tunnels,
3)	drilled 7 diamond core holes (1,981 m) resulting in 205 core samples.

Dimension and characteristics of the 5 veins are described as follows:

Vein#	Strike Direction	Strike Length (m)	Dip Direction	Dip Depth (m)	Dip Angles	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)
C4	NE	3600	NW	To be explored	55-75	0.5-2.0	30-728	0.14-7.11	n/a	0.11-12.05	n/a
C6	NE	500	NW	To be explored	65-75	0.50-1	01-Jun	0.02-0.35	n/a	0.1-0.23	n/a
C8	NE	1800	NW	>200	40-70	0.1-1.5	1-1161	0.21-8.33	0.20-1.16	0-24.3	0.01-2.53
C9	NS	650	W	>300	25-65	0.4-0.8	1- 152	<0.78	0.01-1.09	0-14.35	n/a
C10	EW	>1700	N	>50	Oct-30	May-30	Jan-15	<0.1	<0.1	0.34-1.53	n/a

Extensive exploration was initiated on the C8 and C9 veins. The C8 vein was defined by 3 drill holes and the mapping and sampling of 5 artisanal tunnels. Drilling and tunnel sample assays are listed in the tables below. Assay results for hole ZK002 are pending, however 0.10 m (true thickness) of massive galena was intersected in this hole.

Tunnel and drilling found C8 vein has over 1000 m strike ranging from 0.1 to 0.5 m wide with up to 490 g/t Ag, 8.3% Pb, 2.9% Zn, 2.5% Cu and 24.3 g/t Au.

In addition to surface trenching, the C9 vein was further defined by 2 diamond dill holes and by mapping and sampling artisanal tunnels on three levels (841 m, 833 m, 800 m). Several old stopes up to 20 m high and 169 m long were encountered on the 641 m and 833 m levels. Tunnel and drilling found the C9 vein has over 200 m strike ranging from 0.2 to 1.0 m wide with up to 152 g/t Ag, 8.7% Pb, 4.1% Zn and 14.4 g/t Au.

BK Exploration Associates	30

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

11.	TUNNELING AND DRILLING

The third phase program initiated about a year ago with a capital budget of US$13.5 million focused on underground exploration-development in three Ying and HPG target areas and in constructing the new Ying mill. Previous work on the Ying property, specifically tunnelling and drilling, is described in detail in the last previous Technical Report by Broili, et.al. (2006).

Since the last report, exploration has been extended to the south of SGX into the HZG Area and to the east of SGX into the HPG Area, recently acquired by Silvercorp. The HZG area consists of additional parallel westerly dipping veins located east of the SGX S8 vein, which is the easternmost major vein in the SGX Area. The recently acquired HPG Area consists of parallel westerly dipping veins located east of the SGX S8 vein. These veins might be extensions of the HZG veins from the southwest, but because they are 4 to 5 km away the connection between the two areas is tenuous at this time. The HPG Area is apparently richer in gold than SGX or HZG, and the HZG Area appears to be richer in copper than SGX or HPG.

SGX Area

S2 and S2E Veins — A 41m long section of raise was completed on the S2 and S2E veins from the 460m level through access tunnel CM103. The S2 vein was intersected with 3 drill holes (ZK1007, ZK1207, and ZK0606) and significant Ag-Pb-Zn mineralization was encountered at levels 442m, 463m, and 483m. Massive galena was cut in the S2E vein in hole ZK1807 at the 357m level.

S4 Vein — No significant new drilling or tunneling was done on this vein during the past year.

S5, S8-2 and S21W Veins — Minor tunneling and drilling defined some small resources on these veins.

S6 Vein — Significant resources were added by tunneling on the 480m level from the CM102 access tunnel.

S7 Vein — Significant resources were added by underground drilling and tunneling.

S7-1 Vein — Explored by tunneling at the 600m and 560m levels through main access tunnels PD700 and CM103. More than 82 m of massive galena is exposed in a 110 m drift on the 600m level, and a 126 m drift on the 560m level exposes 76 m of massive galena. Three drill holes (ZK14A02, ZK5105, and ZK5504) hit significant Ag-Pb-Zn mineralization at the 393, 468 and 482m levels, which extends significantly the down-dip extension of the vein.

S7-3 Vein — This vein does not crop out at the surface. It was discovered by tunneling and surface drilling and has not yet been fully defined. It splays off the S7-1 vein a few meters east and extends NE with a 65 to 80º SW dip. A drift along the vein exposes more than 42 m of continuous massive galena. Three surface drill holes intersect the vein with one hole hitting 0.37 m of massive galena grading 2,711 g/t Ag, 23.03% Pb, and 13.18% Zn at the 374m level. Another hole hit a 1.35 m wide

BK Exploration Associates	31

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

shear zone on level 186 m, which indicates the vein may extend at least 400 m deeper.

S8 Vein — 989 m of tunnelling was completed, including: 6 raises totalling 162 m; 131 m of drift on the 705m level in tunnel CM104; 292 m of drift on the 640m level in CM101; 58 m of drift on the 600m level in PD66; and 346 m of drift on the 510m level in YPD01 at the YLG camp,

S8E Vein — This vein, a splay immediately east of the S8 vein, extends more than 400 m NE-SW along strike and dips both SE and NE. It is delineated with a total of 52 m of raises, 50 m of crosscuts, and 540 m of drifting on the 640m and 700m levels through the CM101 and CM104 tunnels.

S14 Vein — An 82 m drift and two raises totaling 100 m were completed from the 480m level through the main CM102 access tunnel. Tunneling along the vein to the south at this has exposed more massive galena which suggests that the mineralization may continue even further south.

Diamond drilling has extended the mineralized portion of the S14 vein and is expected to upgrade a large portion of the existing Inferred resources to Indicated and to add more Inferred resources. Drill hole ZK814 is noteworthy, cutting cut two additional veins (S14-2 and S14-3) which contain up to 1,314 g/t equivalent silver less than 10 m east of the S14 vein. The full extents of these new veins have yet to be defined. A total of 22 holes (5,735 m) have been completed on the S14 vein of which 16 have intersected more than 100 g/t equivalent-silver. Ten holes hit massive galena over core lengths of 0.30 to 1.15 m – a drill success rate of almost 50%. These holes were drilled on 50 X 80 m spacings from the 268m to 444m levels between grid sections 0 to 18.

S16E Vein — 371m of tunneling was completed at four levels: 79 m on the 680m level from PD680, 47 m on the 640m level from CM101, 11 m on the 570m level and 206 m on the 534m level level 534 through CM102. A 29 m raise was driven on the 570m level from CM102. Massive galen is exposed in the drift on the 534m level and in the raise.

S16E1 Vein — The S16E1 vein splays east off the S16E vein. It was discovered by underground drilling and has been defined by drilling and by tunneling through access tunnel CM102. Seven drill holes and tunneling on three different levels indicate the vein extends for more than 200 m both along strike and to depth.

S16E2 Vein — Located 7 to 8 m east of the S16E1 vein, the S16E2 vein is a splay off the S16E vein and extends for 200m along strike. The vein was intersected by a crosscut from CM102 on the 610m level and followed by an 18 m drift. Drill hole ZK133 intersected the vein at the 573m level.

S16E3 Vein — The S16E3 vein, a splay to the west off the S16E vein, extends for more than 150m NE along strike and for more than 80 m down dip (55 to 70° SW).

S16W Vein — The S16W vein was explored by 227 m of drifts on four levels (680m, 650m, 570m, and 534m), 141 m of crosscuts, and 141 m of raises. The majority of the drift on the 534m level and all five raises contain from 0.1 to 2.6 m (true width) of massive galena.

S16W1 Vein — Explored on the 680m and 534m levels, with 84 m of drift, 32 m of raise, and 33 m

BK Exploration Associates	32

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

of crosscutting completed on the 680m level. Massive galena is exposed in drawpoints developed on the 534m level in access tunnel CM102.

S21 Vein — Additional high-grade massive galena was found with drilling and tunneling on the S21 vein. The vein has now been mapped for 1,500 meters at the surface. Tunneling and drilling is focused on a 1,000-m long x 500-m high section of the vein. Tunnels have been completed on levels 680m, 640m, 580m, and 560m through the main access tunnels CM101, CM102, CM103, and PD680 (SGX camp) and YPD01 (YLG camp). Access tunnels include 1,434 m of drifts along the vein, 332 m of cross-cuts, and 86 m of raises. Tunneling and drilling have defined 4 massive galena bodies 0.20 to 1.43 m wide, 25 to 256 m long and extending 170 to 450 m down dip.

Significant assay results from the new tunnels and the 15 drill holes completed August through December, 2006, include:

  6,823 g/t silver (=219 oz/t silver) with 36.58% lead and 19.94% zinc over a true width of 0.7m were intersected in a raise on the 699m level,
  993 g/t (31.92 oz/t) silver, 71.19% lead, and 3.20% zinc were intersected over 0.35 m (core length) of massive galena in drill hole ZK6006 at the 299m level
  1,585 g/t (50.96 oz/t) silver, 47.51% lead and 10.8% zinc were intersected over 0.55 m (core length) of massive galena in drill hole ZK7406 at the 543m level.

HZG area

HZ10 Vein — Mapped at the surface and in underground workings, the HZ10 vein extends for 600m north-south along strike and dips 65 to 89° east. A surface drill hole (ZK1290) intersected the vein on the level 567 m level, indicating that the vein extends at least 210 m down-dip.

HZ12 Vein — This vein, located approximately 150 m southeast of the HZ10 vein, extends for northeast along strike for more than 225 m and extends steeply down-dip to the SE for more than 107 m. A surface drill hole (ZK13503) hit the vein on the 693m level, intersecting 0.4 m (apparent thickness) of 312 g/t (10.03 oz/t) silver, 0.33% lead and 0.22% zinc.

HZ20 Vein — Located approximately 800 m east of the HZ10 vein, HZ20 is the most significant vein yet discovered in the HZG Area. It has been defined by 22 drill holes from the surface and 3 underground drill holes and extends north-south for more than 1845 m along strike and dips dipping steeply east to a depth of more than 300 m. Eight surface drill holes have intersected significant silver-lead-copper mineralization from levels 600 to 780 m over true widths of 0.20 to 2.22 m. Tunnels on levels 840 m and 890 m also intersect the vein. Two mineralized zones have been defined by drilling and tunnelling. The first zone is 85 m long, 310 m deep, and 1.39 m wide and averages 385 g/t Ag, 0.14% Pb, 0.32% Zn, and 1.11% Cu. The second zone extends 290 m along strike, 230 m down dip, is 0.31 m thick and averages 1107 g/t Ag, 3.03% Pb, 0.47% Zn, 1.25% Cu.

HZ22 Vein — More than 900 m of vein, striking north-northeast and dipping east-southeast at 60 to 70º, have been delineated by surface mapping. The vein is 860 m southeast of the HZ10 vein is sub-parallel to the HZ20 vein. Its width ranges from 0.4 to 1.2 m.

BK Exploration Associates	33

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

HPG Area

Exploration activities on this recently acquired property have focused on the most easily accessible veins such as H15 and H17. Exploration and mine development utilize 10 main access tunnels – PD2, PD3, PD630, PD638, PD698, PD720, HPD29, HPD30, HPD640, and HPD850. Most of the exploration-development work has used the PD3 access tunnel which has 4 declines from the 600m level to the 340m level. 2,445 m of exploration tunnels and 4 surface drill holes (750 m) had been completed by May 25, 2007, resulting in the discovery of several new ore shoot. Significant assay results from the tunneling are:

  1.0 m (true width) with 1.15 g/t gold, 120 g/t silver and 13.80% lead in a tunnel in the H15 vein on the 420m level;
  0.4 (true width) of massive galena containing 5.03 g/t gold, 766 g/t silver and 17.23% lead in a tunnel on the H15-1 vein on the 735m level;
  2.5 m (true width) of massive galena containing 1.03 g/t gold, 415 g/t silver and 50.89% lead and 4.4 m (true width) with 3.37 g/t gold, 176 g/t silver, 7.86% lead and 1.49% zinc in the H17 vein on the 360m level;
  0.25 m (true width) with 125 g/t silver, 26.19% lead and 1.28% zinc in a tunnel in the H32 vein on the 688m level.

H5 Vein — The H5 vein trends NE, dips steeply NW and has been mapped for about 480 m at the surface with widths ranging from 0.25 to 1.70 m. It has been explored by 171 m of tunnels completed from the 460m level through the main access tunnel PD3.

H12 Vein — Tunnels on the 645m level found a thin vein with a small resource.

H15 Vein — 427 m of tunnels have been completed through main access tunnels PD3, PD630, and PD698. Significant Au, Ag, Pb and Zn mineralization having a true width of 1.4 m is exposed in 113 m of drift in the PD3 tunnel at the 432m level. The vein has also been intersected by cross-cut tunnels on the 630m and 698m levels.

H15-1 Vein — Gold-silver-lead mineralization extends NE more than 340 m along strike and dips 70° NW. Exploration includes 129 m of drift along PD720 at the 720m level and 17.4 m of drift through PD630 at the 630m level.

H17 Vein — 422 m of tunnels have been completed through the PD3 access tunnel on the 460m, 380m and 340m levels. Significant Au-Ag-Pb-Zn mineralization including massive galena has been intersected, including 4.4 m (true width) of high-grade containing 3.37 g/t gold, 176 g/t silver, 7.86% lead and 1.49% zinc on the 380m level, and 1.1 m (true width) of 6.02 g/t gold and 84.3 g/t silver in 32m of drifts on the 720m level.

H18 Vein — A 0.5 m wide vein averaging 4.15 g/t gold was found in tunnels on the 720m level.

H32 Vein — Surface mapping found 240 m of N-S trending vein, dipping 60 to 70° E. Tunnels totaling 204 m have intersected significant mineralization including a 110 m drift on the 688m level accessed through PD688 and a 62 m raise to the 688m level through PD638. Assay results are

BK Exploration Associates	34

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

pending.

B1 Vein —A 5.18 m wide breccia averaging 2.13 g/t gold (but very little silver-lead-zinc) was discovered by tunneling on the 640m level.

BK Exploration Associates	35

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

12.	SAMPLING METHOD AND APPROACH

Most tunnel sampling at Ying and HPG are continuous chip sampling with some minor channel sampling. The chip sampling consists of continuous chips across the vein, yielding a 2 to 5 kg sample depending upon the width of the vein. The channel samples are cut 10 cm wide and 5 cm deep, yielding a 2 to 10 kg sample for each 0.1 to 1.0 m interval, depending upon the width of the vein. The channel or chip samples collected across the vein are taken at 5 to 7 m intervals along the vein where there is evidence of mineralization or significant alteration.

All drill core from the Ying and HPG Projects, from both underground and surface drilling, are NQ-size core (4.8 cm diameter). The core is logged initially at the drill site and the mineralized or favorably altered intervals are hauled to the surface core shack where it is logged, photographed and sampled in detail. Samples are taken by cutting the core in half, one piece at a time, with a diamond saw. One half of the core is returned to the core box for archival storage, the other half is placed in a labeled cotton bag with the sample number written on the bag. The bagged core sample is then shipped to the laboratory for assaying.

Individual samples, whether taken underground as continuous chip or channel samples or taken from drill core, are from veins that range from 0.1 m to 1.5 m in width. The veins consist of either massive sulfides or sulfide-bearing quartz-ankerite and can be easily identified and separately sampled from non-mineralized wall rock.

Core recoveries are determined by measuring the actual amount of core recovered vs. the length of the drilled interval from which the core was obtained. Core recoveries (calculated as percentage) are documented in the log. The only core recoveries of relevance are those of core taken across the mineralized veins. In general, the recoveries range from acceptable to excellent, although it appears the recoveries vary somewhat from vein to vein. For example, veins S16, S7 and S8 and their satellite veins have lower core recoveries (88 to 91%) than veins S2, S6, S14 and S21 (95 to 98%). This suggests that either the vein or wall-rock adjacent to the veins is more broken in the S16, S7 and S8 areas than the other vein areas.

Samples appear to have no sampling or recovery difficulties that would effect the reliability of results. The samples appear to be representative and results of check samples show no evidence of sample bias. Rocks sampled underground or in drill core are sulfide-rich veins that follow structures (faults). These veins are easily identified because of their bright metallic sulfides and they can be sampled with little difficulty.

The determinations of the true widths of sample intervals are a consideration only with the drill core samples. The angle of the vein to core is determined by using the vein to core angles and cross-sectional correlations to determine the dip of the veins. The apparent thickness is then corrected to true thickness using simple trigonometry.

BK Exploration Associates	36

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

13.	SAMPLE PREPARATION, ANALYSES, AND SECURITY

Tunnel samples are taken at regular intervals and entail taking a certain volume of sample across the vein, depending upon the vein width. No splitting of these samples is done prior to being sent to the laboratory. However, the core is split by a diamond saw with one-half of the core sent to the laboratory for analysis and the other half retained for archive. The samples are individually secured in sample bags and then collectively secured in rice bags for shipment to the laboratory. Employees of Found, the subsidiary of Silvercorp, collect the tunnel samples and split the core for sampling. No officer or director of either Silvercorp or Found has contact with any of these samples prior to shipment to the laboratory.

All samples are prepared and analyzed by Langfang Institute of Geochemical and Geophysical Exploration, an ISO 9001 certified laboratory located in Langfang, Hebei Province, approximately 60 km from Beijing.

The sample preparation consists of drying, crushing and splitting of the sample with a riffle splitter to 150 g, then pulverizing the sample to 200 mesh. Lead, zinc, copper, silver and gold are all analyzed with an Atomic Absorption Spectrometer after a 3-hour hot aqua regia digestion on a 30 g split of the pulverized portion. A gravimetric finish is done on samples with silver values in excess of 1,500 g/t. On samples containing more than 30% lead, an acid dissolution and titration is used to complete the analysis. Langfang’s lower detection limits are 100 parts-per-billion (“ppb”) for gold, 3 g/t for silver, 0.03% for lead and zinc, and 0.02% for copper.

Silvercorp’s check procedures include (a) inserting standards in the sample batches submitted to the Lanfang lab or a regular basis, (b) submitting duplicate pulps to the Langfang lab on a regular basis, and (c) submitting duplicate pulps to an independent external lab on an intermittent basis.

Details of these check procedures are offered in the previous Technical Report on the Ying Project (Broili, et.al., 2006). In general:

  Standards included in samples sent to Langfang have been within 3% for the lead, zinc and silver values.

  Duplicate pulps sent to the Langfang lab (restricted to samples containing more than 50 g/t Ag, 0.5% Pb and 0.5% Zn) show average differences of less than 1% for the silver and zinc values and 1.2% for the lead values.

  Duplicate pulps selected at random, rather than from regular intervals, and sent for check analyses to ALS Chemex in Guangzhou, China, an ISO 9001: 2000 accredited lab. The average differences between the Lanfang analyses and the check analyses are near or below 5% for silver, lead and zinc.

Procedures used by Silvercorp for the preparation, security, analysis and checking of samples and sample results appear to be adequate and closely conform to standard industry practices.

BK Exploration Associates	37

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

14.    DATA VERIFICATION

During the property site visit, July 16–21, 2006, one of the authors of this report, Mr. Klohn, was given unrestricted access to all available information and all underground workings. Fortunately, this type of lead-zinc-silver-gold mineralization present in the Ying and HPG Projects are easy to recognize and identify, making verification relatively straightforward. Lead, zinc or silver assay grades can typically be confirmed within reasonable limits by visual estimation of the abundance of galena and sphalerite and sometimes wire silver.

The on-site verification visit consisted of the following:

  checking of property locations using a GPS
  visual inspection of the local geology, mostly underground but also on the surface visual inspection of the mineralized alteration zones, both underground and on the surface and verification with a digital camera review of all on site maps, longitudinal sections, cross sections and assay spreadsheets

As part of the verification process, Mr. Klohn traversed many of the tunnels on foot using tunnel maps and digital camera to locate, document, verify and confirm various veins and drill sites against corresponding database entries and map postings. Included were inspections of randomly selected underground geological features and mineralized veins. Additionally, diamond drill cores and other sample materials stored at the project site were examined.

During the site visit, randomly selected parts of mineralized veins were measured and compared to lengths shown on maps and longitudinal sections. Additionally, the bearings of the veins were verified by hand-held compass readings. Finally, the length of the tunnels where they intersected veins, was paced to verify the accuracy of the working maps. The expectedly wide local variability in grade and continuity of lead-zinc-silver vein mineralization is a situation somewhat analogous to nuggety, coarse gold veins. The tunneling shows acceptable to very good correlations in vein thickness and grade between the historical tunneling and the new tunnels and drilling. This confirms the veracity of the historical tunnel sample results.

There were no limitations placed on Mr. Klohn for verification purposes. In Mr. Klohn’s opinion, the data are adequate for preparing mineral resource estimates compliant with NI 43-101.

BK Exploration Associates	38

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

15.	ADJACENT PROPERTIES

Silver-lead-zinc-gold properties similar to the Ying and HPG Projects are reported from various places in the Qinling orogenic belt. The property nearest to Ying is the Tieluping silver-lead mine immediately adjacent to the Ying Project block on the east.

The Tieluping mine is characterized by north-northeast trending, closely spaced, steeply-dipping, structurally-hosted quartz-ankerite veins with silver and lead mineralization in mafic gneiss. Alteration associated with this mineralized system includes quartz-ankerite and sericite. All silver mineralization is associated with increasing galena content of the veins.

Several local operators are currently mining the multiple vein sets at the Tieluping deposit underground. The veins are as much as 950 m long, from 2.0 to 5.6 m wide and extend 270 to 420 m down-dip. An indicated resource – according to Chinese resource standards but not compliant with Canadian NI 43-101 standards – of 1,061.69 tonnes of contained silver (about 34 million ounces) and approximately 200,000 tonnes of contained lead has been reported at average grades of 292 g/t Ag and 3% Pb. How much of this “resource” has been mined and how much remains in place is uncertain.

BK Exploration Associates	39

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

16.	MINERAL PROCESSING AND METALLURGY

Silvercorp has been producing silver-lead-zinc ore from the Ying project for more than a year. After being mined, the ore is often hand-sorted at the mine site to produce an exceptionally high-grade ore (more than 60% lead) which is crushed to minus 25 mm then shipped by truck via barge directly to custom smelters. A belt-driven hand-sorting facility has been built at the SGX mine site with a capacity of approximately 25 tonnes per day.

In March, 2007, Silvercorp completed construction of the Ying mill to process the much more abundant lower-grade ores. The mill, about 15 km by paved road northeast of Guxian Reservoir, is supplied with power from the Henan Province power grid. A quality control laboratory attached to the mill can process up to 100 samples per day using wet chemical analytical methods and Atomic Absorption Spectrophotometry methods.

The Ying mill is currently operating at a rate of 800 tonnes ore per day and receives ore transported via barges across the reservoir from mines in the SGX and HPG areas. The average head grades for ore processed for the first 3 months of operation are 5.8% lead, 3.6% zinc and 438 g/t silver. The processes used in the mill are typical of polymetallic Pb-Zn ores. There are two stages of ore crushing, from 400 mm to 15 mm, followed by ball milling such that 70% of the material passes 200 mesh (74 microns). The minerals are then separated by a series of flotation circuits, producing a lead concentrate (carrying the silver) which averages 69% lead, and a zinc concentrate which averages 52% zinc.

The concentrates are of high quality, containing very little arsenic (less than 0.001%) or other penalty elements. Metal recoveries to date have averaged 94.3% for lead, 90.0% for silver and 79.5% for zinc. The silver and lead recoveries exceed those expected from the design specifications. The concentrates are currently being transported via trucks to custom smelters located 70 to 190 km from the mill site. A new smelter, partly owned by Silvercorp, is being constructed about 40 km by road from the Guxian mill site.

16.1 SPECIFIC GRAVITY

Procedures and results of specific gravity (“SG”) determinations on mineralized vein material from the Ying Project were described in some detail in the last previous Technical Report on the Project (Broili, et.al., 2006). SG determinations were done on 45 samples of high grade vein material, i.e., material containing more than 1,250 g/t equivalent-Ag. The average contained metal contents of these 45 samples were 37.55% Pb, 10.05% Zn and 1,994 g/t Ag. The theoretical SG of material with this composition – assuming the lead is all carried as galena (SG of 7.5), the zinc as sphalerite (SG of 4.0), and the remainder similar to quartz (SG of 2.6) – is 4.9 (equivalent to a density of 4.9 g/cm3). The average SG of these samples as determined by the wax-immersion method was 4.28. Based on this, Silvercorp has used what we consider to be a safely conservative SG of 4.2 in calculating the tonnage of the high-grade vein resource blocks. Nevertheless, we recommend that

BK Exploration Associates	40

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

additional SG determinations be done on a regular basis with checks from different independent laboratories.

Lower-grade material (between 200 g/t and 1,250 g/t equivalent-silver) in the SGX vein contains substantially lesser amounts of dense metallic minerals, especially galena, and has therefore been assigned a SG of 3.0 by Silvercorp in calculating tonnages of the SGX low-grade resource blocks. We consider this SG to be reasonable and safely conservative.

Veins in both the HPG and HZG areas typically contain even smaller amounts of the dense mineral galena than even the low-grade veins in the SGX Area, and for this reason Silvercorp has assigned all the material from the HPG and HZG veins a SG of 2.8 in calculating tonnages of the resource blocks from these areas. We believe this SG is also reasonable and safely conservative.

BK Exploration Associates	41

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

17.	MINERAL RESOURCE ESTIMATES

The mineral resource categories used in this report are those established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) in the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines as adopted by the CIM Council on August 20, 2000. These resource definitions are summarized as follows:

“A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

An Inferred Mineral Resource is that part of a Mineral Resource, for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

Mineralization in the Ying project consists of narrow vein type deposits which occur as discrete planes of variable grade and finite but variable thickness. Resources in deposits of this type are amenable to definition using polygonal methods on longitudinal sections constructed for each vein. The resource estimates reported herein were prepared using such methods by Mr. Wang Jianwen, Chief Geologist of Found, and Mr. Myles J. Gao, P.Geo, President of Silvercorp, who is a Qualified Person, as defined by NI 43-101.

We (the authors of this report) have audited in detail Silvercorp’s methodologies and resulting resource estimates reported in this report. We are both Independent Qualified Persons as defined by NI 43-101 with experience using similar methodologies on vein systems elsewhere in the world. Further, the basic data utilized in these resource estimates – assay results, geological maps, level plans, construction of longitudinal and cross sections, sampling procedures, etc. – were all reviewed in detail during the July, 2007, site visit by one of the authors (Klohn) .

BK Exploration Associates	42

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Following is an explanation with comments regarding the parameters and assumptions used to prepare the resource estimations reported in this Technical Report:

1.	The polygonal block model used in this resource estimation is a valid way to determine resources for this type and configuration of mineralization.

2.	The polygonal block model utilizes detailed long-sections constructed for each of the veins. The topographic control for these sections, taken from 1:10,000 government topographic maps, appears reliable.

3.	Polygonal resource blocks drawn on long-sections of the vein were constructed, and their areas measured, using MapGIS, a MapInfo-like GIS software application widely used in China.

4.	Resources categorized as either “measured” or “inferred” are estimated using only the assays obtained from drilling or underground channel sampling. Surface and trench samples are not used because these samples might be affected by surface leaching. However, surface and trench data are used in estimating resource blocks categorized as “inferred.”

5.	Blocks defined by tunnel sampling are each limited to 25 m in length and 40 m in height, and the thickness of the block is calculated as the weighted average of the true widths of all samples included in the area of the block.

6.	Underground channel samples are collected across the veins every 5 to 7 m along the vein. The results are composited in groups of 5 to represent approximately 25 m of section along the vein strike.

7.	The minimum cutoff thickness used for mineralization is 0.10 m.

8.	The veins are polymetallic veins containing several payable metals. Although contents of each of the potentially payable metals are separately reported in the resource estimations, Silvercorp uses “equivalent-silver” values to assess and compare the vein resources. The “equivalent-silver” values, which are reported also in the resource estimate tables, are calculated as follows:

g/t AgEquiv = g/t Ag + (22.0462 (%Pb x Pb Price + %Zn x Zn Price + %Cu x Cu Price + g/t Au x Au Price in $/gram) / Ag price in $/gram).

Metal prices used are	Ag:	US$ 6.50/troy ounce = US$ 0.21/gram
	Pb:	US$ 0.40/pound
	Zn:	US$ 0.45/pound
	Cu:	US$ 1.50/pound
	Au:	US$ 350.00/troy ounce = US$ 11.25/gram
Conversions	1 troy ounce = 31.1035 grams
1 tonne = 2204.62 pounds

The metal prices above are well below current market prices; these low prices are used as a “safety cushion” in determining the Ying silver-equivalencies because the calculation above presently does not account for metal recovery percentages.

BK Exploration Associates	43

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

9.	The cutoff grade used for the mineralization termed “high-grade” by Silvercorp is 1,250 g/t equivalent-silver. The cutoff grade used for mineralization termed “low-grade” is 200 g/t equivalent-silver.

10.	A top-cut value of 9,019 g/t Ag is applied for extremely high silver assay values, however only a handful of assays to date have exceeded that value. No top-cut is applied to lead, zinc, copper or gold.

11.	This is an in situ resource estimate only; no internal or external dilution has been applied.

12.	Mined-out areas as of June 30, 2007, are excluded from the resource estimates.

13.	Any interpolations are based upon vein thickness and grade.

14.	The specific gravity (SG) determinations for the Ying Project are discussed in more detail in the Mineral Processing and Metallurgy chapter (Chapter 16) of this report and in the previous Technical Report by Broili, et.al., 2006. In our opinion the SG values used by Silvercorp in calculating tonnages of the individual resource blocks aresafely conservative.

In the SGX Area, where the veins all contain significant to major amounts of dense metallic sulfide minerals, especially galena, the SG value used for high-grade mineralization (i.e., >1,250 g/t equivalent-Ag) is 4.2, and the SG value used for low-grade mineralization (200 to 1,250 g/t equivalent-Ag) is 3.0.

In the HPG and HZG areas, which typically contain much smaller amounts of the dense metallic minerals, especially galena, a SG of 2.8 in used in calculating tonnages of the resource blocks in these areas.

15.	The mining method employed is resuing stoping because of the narrow vein character of the mineralization. The resuing method separately breaks and removes ore from the wallrock.

16.	The wall rock surrounding the veins is commonly silicified, which means the vein usually breaks clean from the wall rock, thus minimizing dilution.

17.	The veins closely follow fault structures and they pinch-and-swell depending upon the curves along the fault and movement direction of conjugate faults.

18.	Because the mineralization pinches-and-swells, it is difficult to project mineralization over substantial distances. However, considering this is strictly a resource estimation, not a reserve, the data and methods employed are adequate to allow resources to be categorized as measured, indicated and inferred.

19.	Resource blocks categorized as “measured” are defined solely by continuous chip or channel sample assays in tunnels or drifts. These blocks are projected up to 20 m above and below a given tunnel and 20 m along strike from a given tunnel intersection.

20.	Resource blocks categorized as “indicated” begin either above or below a measured resource block or are projected from a drill intercept or cross-cut tunnel. For blocks projected from the measured resource blocks, the distances are not greater than 40 m. For blocks projected from drill holes, the distances are not greater than 70 to 80 m. Block boundaries are defined as the midpoint between drill holes.

21.	Resource blocks categorized as “inferred” use grades and thicknesses derived from the average of all the measured and indicated blocks along the vein. For veins intersected by

BK Exploration Associates	44

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

deep holes, the inferred resource blocks are projected 160 m down-dip from the indicated blocks, otherwise, they are projected 80 m down-dip. A mineralization ratio (“MR”) is used to estimate the proportion of the block that will exceed the 1,250 g/t equivalent-silver cutoff. The MR is based upon the length of an adjacent tunnel or drift along the vein having values above the equivalent silver cutoff grade divided by the total length of the tunnel or drift. The tonnages calculated for each “inferred” resource block is calculated using the MR. The estimated proportions of mineralized sections (MS) for veins in all three areas (SGX, HPG and HGZ) are shown in the table below.

Mineralization Ratio of Different Veins at SGX, HZG & HPG

SGX Veins	Drift Length (m)	MS Length (m)	Mineralization Ratio (%)
S2E	343.3	133.8	38.97
S2	540.3	172.6	31.95
S4	247.8	92	37.13
S5	147.3	17	12.06
S6	815.6	271.6	33.29
S7	851.1	69	8.11
S7-1	897.3	398	44.6
S7-2	390.4	5	1.45
S7-3	96.5	15	31.71
S8	4114.4	635.9	15.34
S8E	727	183.1	33.58
S8-1	185	24.9	17
S8-2	81.1	13	20.87
S11-E	206.5	20	9.69
S14	2042.9	997	50.31
S16E	2248.4	636	30.11
S16E1	110.7	40	36.13
S16E3	118	46	38.98
S16W	4265.7	1400.5	35.18
S16W1	339.4	72.9	21.48
S19	163.6	7.5	7.55
S21	2072.7	545.8	28.09
S21W	271	45	37.88
TOTAL	21,276.00	5841.6	27.46

HZG Veins	Drift Length (m)	MS Length (m)	Mineralization Ratio (%)
HZ10	312.9	55	17.58
HZ12	142	20	14.08
HZ20	130.4	30	23.01
HZ22	151.7	30	19.78
TOTAL	737	135	18.32

HPG Veins	Drift Length (m)	MS Length (m)	Mineralization Ratio (%)
H5	170.9	10	9.52
H12	162.8	30	18.43
H15	845.1	168	19.88
H15-1	254.5	45	27.52
H17	330.6	155.7	47.1
H18	279.2	40	14.33
H32	408.8	152	41.93
B	91.3	32	35.05
TOTAL	2,543.20	632.7	24.88

BK Exploration Associates	45

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

17.1 RESOURCE DATA

The information used to calculate project resources is maintained in a series of linked Excel worksheets maintained for all exploration-development areas. The worksheets contain individual sample information such as sampling dates, locations, sample number, elevation, width, and assay results, and additionally, for drill holes, collar information, down hole survey data, sample intervals, and assay results. The data are organized in a manner such that information plotted on the vein long-sections and used to constrain boundaries of the resource block polygons can be readily retrieved and verified, samples on a vein-by-vein basis, and within each vein on a pocket-by-pocket basis, such that widths, grades and tonnages can be calculated if warranted down to very small blocks or areas within each vein.

17.2 RESOURCE GEOLOGY

The high-grade pockets (shoots) of mineralization in the veins pinch-and-swell along the strike and dip of the veins. This is readily observed in underground workings and graphically demonstrated in grade variation plots of channel samples across the vein taken at regular intervals along the vein, as shown in figure below, where “high-grade” means samples with more than 1,250 g/t equivalent-Ag:

Grade Variation Plot Along S14 & S16 Veins

The resource polygons constructed on the vein long-sections also show the shoot-like character of the mineralization.

BK Exploration Associates	46

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

17.3 RESOURCE ESTIMATES

The Ying and HPG mineralization is polymetallic and the contents of each potentially payable metal is separately reported in the resource estimations. Additionally, “equivalent-silver” values, calculated as explained previously in this chapter, are also reported, offering a way to quickly compare vein-to-vein resources.

We caution that the silver-equivalencies reported herein do not account for metal recovery percentages. However, the metal prices used in the “equivalent-silver” calculation are well below current market prices, offering a conservative “safety cushion” for the omission of these recovery factors. The mill recoveries experienced to date, and reported previously in the Metal Processing and Metallurgy chapter (Chapter 16) appear to fall well within this “safety cushion.” Nevertheless, we recommend that future reporting of silver equivalencies incorporate these recovery factors.

The estimated mineral resources of the three exploration-development areas at Ying and HPG, current as of June 30, 2007, are summarized in the following table:

Ying Project - Summary of Mineral Resources

										Contained Metals
	Width (m)	Tonnes	Ag (g/t)	Ag (oz/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	eq-Ag (g/t)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Au (oz)	eq-Ag (oz)

SGX Area - High-grade
Measured	0.50	215,173	1,250	40.18		20.41	9.14		2,545	8,646,679	44,450	21,817	523		17,607,571
Indicated	0.43	787,089	1,227	39.46		21.54	7.14		2,475	31,058,205	169,515	56,232	479		62,638,615
Meas + Ind	0.44	1,002,261	1,232	39.62		21.30	7.57		2,490	39,704,887	205,956	73,381	1,001		80,246,081
Inferred	0.44	1,707,850	1,219	39.19		21.80	7.57		2,498	61,447,487	345,936	122,480	3,333		137,180,776
SGX Area - Low-grade
Measured	0.50	48,770	281	9.02		6.13	6.84		865	528,119	3,459	3,641			1,553,133
Indicated	0.41	750,329	223	7.18		3.55	3.86		560	5,390,121	26,661	28,936		1,324	12,769,092
Meas + Ind	0.42	799,099	227	7.30		3.71	4.04		578	5,830,237	29,568	32,179		1,324	18,541,705
HZG Area
Indicated	0.78	248,484	598	19.23		1.76		0.78	796	4,777,198	4,364		1,941		6,356,729
Inferred	0.62	271,042	552	19.23		1.40		0.43	679	4,807,002	3,784		1,176		5,916,975
HPG Area
Measured	0.99	35,226	117	3.77	1.41	6.28	1.28		519	132,794	2,174	261		1,594	553,359
Indicated	0.95	166,661	67	2.15	2.33	3.52	0.30		355	357,887	5,859	502		12,476	1,901,060
Meas + Ind	0.96	201,887	76	2.43	2.15	3.95	0.38		376	490,687	8,033	763		14,069	2,454,419
Inferred	0.96	1,513,222	120	3.85	1.41	6.68	2.17		581	5,824,580	101,017	32,906		68,706	28,250,515
Ying Project - Total Estimated Mineral Resources
Measured		299,169								9,307,592	50,084	25,719	523		19,714,063
Indicated		1,952,563								41,583,412		85,670	2,419		83,665,496
Meas + Ind		2,251,731								50,891,004		111,389	2,942		103,379,559
Inferred		3,492,114								72,079,069		155,386	4,509		171,348,265

Note: The equivalent-Ag calculation is explained previously in this chapter. It reflects gross metal content using the metal prices cited earlier and has not been adjusted for metallurgical recoveries.

A detailed vein-by-vein breakdown of the estimated mineral resources is provided in the tables in the following pages:

BK Exploration Associates	47

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

SGX AREA: VEIN-BY-VEIN MINERAL RESOURCE ESTIMATES - HIGH-GRADE (1,250 g/t Ag Equiv. cutoff)

											Contained metals
vein#	Width (m)	Tonnes	Ag (g/t)	Ag (oz/t)	Pb (%)	Zn (%)	Cu (%)	Au (g/t)	Ag Equiv* (g/t)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Au (oz)	Ag Equiv* (oz)
Measured Mineral Resources - High grade
S2	0.29	3,636	1,586	51.00	23.03	10.20			3,042	185,445	1,367	2,519			355,675
S2E	0.60	4,383	1,881	60.49	24.91	7.15			3,272	265,145	1,092	313			461,120
S4	0.36	1,011	1,408	45.26	30.00	9.66			3,132	45,760	303	98			101,821
S6	0.47	14,582	1,382	44.43	23.27	9.79			2,829	647,949	3,393	1,427			1,326,091
S7	1.05	6,311	632	20.33	13.75	7.57			1,572	128,271	868	478			318,892
S7-1	0.19	16,954	699	22.46	18.68	14.25			2,163	380,751	3,166	2,417			1,179,161
S8	0.61	27,943	1,698	54.58	18.94	5.34	1.87		2,750	1,525,149	5,292	1,492	523		2,470,914
S8-2	0.28	1,065	249	8.02	22.88	7.91			1,590	8,540	244	84			54,482
S14	0.34	22,607	1,788	57.47	36.41	3.84			3,506	1,299,212	8,231	867			2,548,440
S16E	0.61	29,680	1,276	41.03	12.65	11.19			2,341	1,217,638	3,755	3,322			2,233,915
S16W	0.49	53,822	1,014	32.59	20.95	10.13			2,379	1,754,293	11,276	5,452			4,116,189
S16W1	0.55	13,331	1,178	37.87	17.95	11.52			2,482	504,850	2,393	1,536			1,063,904
S21	0.48	18,788	1,085	34.87	15.43	9.39			2,182	655,086	2,899	1,765			1,317,826
S21W	0.31	1,059	839	26.99	16.22	4.48			1,736	28,590	172	47			59,140
Total	0.50	215,173	1,250	40.18	20.41	9.14			2,545	8,646,679	44,450	21,817	523		17,607,571

Indicated Mineral Resources - High-grade
S2	0.54	43,629	1,101	35.40	17.14	5.77			2,098	1,544,289	7,480	2,519			2,943,539
S2E	0.37	22,938	1,044	33.57	26.58	11.67			2,720	769,927	6,097	2,677			2,005,671
S4	0.25	1,845	785	25.24	39.55	4.21			2,654	46,556	730	78			157,387
S5	0.10	1,431	1,928	61.97	28.18	15.13			3,835	88,714	403	217			176,502
S6	0.40	46,429	1,494	48.03	30.82	7.49			3,150	2,230,006	14,310	3,480			4,702,460
S7	0.54	67,987	793	25.49	13.12	9.75			1,809	1,732,660	8,918	6,628			3,954,178
S7-1	0.24	49,831	608	19.55	12.23	7.66			1,488	974,203	6,096	3,819			2,384,033
S7-3	0.21	13,437	1,299	41.76	21.27	11.08			2,723	561,134	2,858	1,489			1,176,115
S8	0.61	28,483	1,750	56.26	19.98	8.99	1.68		3,020	1,602,338	5,691	2,561	479		2,765,241
S8E	0.44	19,890	1,106	35.56	7.20	7.38			1,761	707,363	1,433	1,468			1,125,871
S14	0.34	116,071	2,209	71.02	27.70	3.15			3,528	8,243,784	32,156	3,655			13,164,142
S16E	0.30	34,027	1,157	37.18	12.27	11.09			2,200	1,265,301	4,174	3,772			2,407,343
S16E3	0.67	10,149	1,008	32.40	15.67	12.56			2,265	328,794	1,591	1,275			739,189
S16W	0.46	111,911	819	26.33	18.43	8.55			2,002	2,946,394	20,625	9,568			7,204,983
S16W1	0.50	97,985	1,083	34.83	32.61	6.37			2,762	3,413,239	31,950	6,244			8,700,902
S21	0.42	115,283	1,180	37.94	20.08	5.74			2,300	4,373,633	23,146	6,618			8,524,008
S21W	0.19	5,761	1,241	39.90	32.25	2.86			2,737	229,869	1,858	165			507,051
Total	0.43	787,089	1,227	39.46	21.54	7.14			2,475	31,058,205	169,515	56,232	479		62,638,615

Measured+Indicated Mineral Resources - High-grade
S2	0.51	47,266	1,138	36.60	17.60	6.11			2,171	1,729,737	838	371			3,299,109
S2E	0.41	27,321	1,178	37.88	26.31	10.95			2,808	1,035,072	7,189	2,990			2,466,792
S4	0.29	2,856	1,005	32.33	36.17	6.14			2,823	92,316	1,033	175			259,208
S5	0.10	1,431	1,928	61.97	28.18	15.13			3,835	88,714	403	217			176,502
S6	0.42	61,011	1,467	47.17	29.02	8.04			3,073	2,877,956	17,703	4,907			6,028,551
S7	0.56	74,298	779	25.05	13.17	9.56			1,789	1,860,930	9,786	7,106			4,273,070
S7-1	0.23	66,785	631	20.29	13.87	9.34			1,659	1,354,954	9,262	6,235			3,563,194
S7-3	0.21	13,437	1,299	41.76	21.27	11.08			2,723	561,134	2,858	1,489			1,176,115
S8	0.61	56,426	1,724	55.43	19.46	7.18	1.77		2,886	3,127,486	10,983	4,053	1,001		5,236,154
S8-2	0.28	1,065	249	8.02	22.88	7.91			1,590	8,540	244	84			54,482
S8E	0.44	19,890	1,106	35.56	7.20	7.38			1,761	707,363	1,433	1,468			1,125,871
S14	0.34	138,678	2,140	68.81	29.12	3.26			3,524	9,542,996	40,387	4,522			15,712,581
S16E	0.45	63,707	1,212	38.97	12.45	11.13			2,266	2,482,940	7,929	7,094			4,641,259
S16E3	0.67	10,149	1,008	32.40	15.67	12.56			2,265	328,794	1,591	1,275			739,189
S16W	0.47	165,732	882	28.36	19.25	9.06			2,125	4,700,688	31,901	15,020			11,321,171
S16W1	0.50	111,317	1,095	35.20	30.85	6.99			2,728	3,918,089	34,343	7,780			9,764,806
S21	0.43	134,071	1,167	37.51	19.43	6.25			2,283	5,028,719	26,046	8,383			9,841,834
S21W	0.20	6,821	1,179	37.89	29.76	3.11			2,582	258,459	2,030	212			566,191
Total	0.44	1,002,261	1,232	39.62	21.30	7.57			2,490	39,704,887	205,956	73,381	1,009		80,246,081

Inferred Mineral Resources - High-grade
S2	0.54	154,085	1,159	37.25	18.01	6.26			2,216	257,820	1,309	2,849			10,976,957
S2E	0.40	45,831	1,196	38.45	26.30	10.59			2,809	1,762,317	12,054	4,854			4,138,388
S4	0.29	45,577	1,079	34.68	33.87	7.32			2,855	1,580,513	15,439	3,335			4,184,124
S5	0.10	4,018	1,928	61.97	28.18	15.13			3,835	249,032	1,132	608			495,464
S6	0.42	155,244	1,467	47.17	29.02	8.04			3,073	7,323,053	45,045	12,485			15,339,847
S7	0.56	106,553	779	25.05	13.17	9.56			1,789	2,668,841	14,034	10,191			6,128,197
S7-1	0.23	144,033	600	19.29	12.29	8.23			1,509	2,778,047	17,707	11,853			6,989,321
S7-3	0.21	18,801	1,299	41.76	21.27	11.08			2,723	785,147	3,998	2,084			1,645,639
S8	0.56	216,453	1,522	48.93	21.18	6.51	1.54		2,725	10,591,849	45,845	14,091	3,333		18,962,245
S8E	0.44	16,067	1,106	35.56	7.20	7.38			1,761	571,387	1,157	1,186			909,445
S14	0.34	161,470	2,115	68.01	30.65	3.25			3,563	10,981,152	49,498	5,247			18,497,436
S16E	0.41	108,619	1,172	37.68	13.46	11.27			2,275	4,093,066	14,625	12,238			7,945,013
S16E3	0.67	6,060	1,008	32.40	15.67	12.56			2,265	196,305	950	761			441,330
S16W	0.48	219,203	894	28.74	20.38	9.31			2,196	6,300,537	44,674	20,408			15,476,144
S16W1	0.52	174,725	1,137	36.57	30.15	6.98			2,741	6,389,505	52,677	12,190			15,396,787
S21	0.43	128,003	1,167	37.51	19.43	6.25			2,283	4,801,134	24,867	8,004			9,396,421
S21W	0.20	3,108	1,179	37.89	29.76	3.11			2,582	117,781	925	97			258,017
Total	0.44	1,707,850	1,219	39.19	21.80	7.57			2,498	61,447,487	345,936	122,480	3,333		137,180,776

BK Exploration Associates	48

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

HZG AREA: VEIN-BY-VEIN MINERAL RESOURCE ESTIMATES

									Contained metal
vein#	Thickness (m)	Tonnes	Ag (g/t)	Ag (oz/t)	Pb (%)	Cu (%)	Ag Equiv (g/t)	Ag (oz)	Pb (t)	Cu (t)	Ag Equiv (oz)

Indicated Mineral Resources
HZ10	0.72	50,643	146	4.68	2.50		251	237,219	1,267	0	409,177
HZ12	0.31	5,004	442	14.22	5.77		686	71,144	288	0	110,282
HZ20	0.84	176,505	738	23.72	1.53	1.10	976	4,185,873	2,708	1,941	5,540,647
HZ22	0.40	16,333	539	17.33	0.62	-	565	282,963	101	0	296,623
Total	0.78	248,484	598	19.23	1.76	0.78	796	4,777,198	4,364	1,941	6,356,729

Inferred Mineral Resources
HZ10	0.72	43,787	146	4.68	2.50		251	205,108	1,096	0	353,790
HZ12	0.31	5,948	442	14.22	5.77		686	84,567	343	0	131,090
HZ20	0.84	106,910	738	23.72	1.53	1.10	976	2,535,396	1,640	1,176	3,355,987
HZ22	0.40	114,397	539	17.33	0.62		565	1,981,931	705	0	2,077,611
Total	0.62	271,042	552	19.23	1.40	0.43	679	4,807,002	3,784	1,176	5,916,975

HPG AREA: VEIN-BY-VEIN MINERAL RESOURCE ESTIMATES

										Contained Metals
vein#	Width (m)	Tonnes	Ag (g/t)	Ag (oz/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Equiv (g/t)	Ag (oz)	Au (oz)	Pb (t)	Zn (t)	Ag Equiv (oz)

Measured Mineral Resources
H15	1.20	23,667	114	3.67	1.45	5.72		434	86,950	1,103	1,354	0	330,007
H15-1	0.35	707	84	2.71	1.98	2.83		310	1,916	45	20	0	7,051
H17	1.15	9,304	125	4.03	1.49	7.01	2.80	634	37,480	445	652	261	189,752
H32	0.27	1,548	130	4.17		9.57		533	6,449	0	148	0	26,549
Total	0.99	35,226	117	3.77	1.41	6.28	1.28	519	132,794	1,594	2,174	261	553,359

Indicated Mineral Resources
H12	0.18	779	104	3.33		15.25		747	2,597	0	119	0	18,711
H15	1.04	54,958	88	2.82	0.86	4.90		341	155,118	1,520	2,693	0	602,260
H15-1	0.25	5,690	143	4.60	2.77	12.41		816	26,166	507	706	0	149,212
H17	1.15	42,932	85	2.72	4.65	3.06	1.17	519	116,717	6,415	1,314	502	717,020
H18	0.48	3,065	153	4.93	4.15	0.36		392	15,117	409	11	0	38,641
H32	0.24	10,193	110	3.53	0.80	9.83		567	35,959	262	1,002	0	185,961
B(1)	5.18	49,044	4	0.13	2.13	0.03		120	6,213	3,363	15	0	189,256
Total	0.95	166,661	67	2.15	2.33	3.52	0.30	355	357,887	12,476	5,859	502	1,901,060

Measured+Indicated Mineral Resources
H12	0.18	779	104	3.33		15.25		747	2,597	0	119	0	18,711
H15	1.08	78,625	96	3.08	0.98	5.07		363	242,066	2,481	3,987	0	916,607
H15-1	0.26	6,397	137	4.39	2.68	11.35		760	28,082	551	726	0	156,237
H17	1.15	52,236	92	2.95	4.08	3.76	1.47	540	154,204	6,860	1,964	770	907,445
H18	0.48	3,065	153	4.93	4.15	0.36		392	15,117	409	11	0	38,641
H32	0.25	11,741	112	3.61	0.78	9.79		568	42,409	294	1,150	0	214,235
B(1)	5.18	49,044	4	0.13	2.13	0.03		120	6,213	3,363	15	0	189,256
Total	0.96	201,887	76	2.43	2.15	3.95	0.38	376	490,687	13,959	7,972	770	2,441,131

Inferred Mineral Resources
H12	0.18	6,081	104	3.33	0.32	15.25		765	20,276	63	927	0	149,461
H15	1.08	291,347	96	3.08	0.98	5.07		363	896,985	9,195	14,775	0	3,396,528
H15-1	0.26	12,263	137	4.39	2.68	11.35		760	53,830	1,056	1,391	0	299,450
H17	1.15	1,173,297	125	4.03	1.49	7.01	2.80	634	4,726,502	56,173	82,233	32,906	23,929,381
H18	0.48	13,473	153	4.93	4.15	0.36		392	66,446	1,798	49	0	169,844
H32	0.25	16,761	112	3.61	0.78	9.79		568	60,541	420	1,641	0	305,852
Total	0.96	1,513,222	120	3.85	1.41	6.68	2.17	581	5,824,580	68,706	101,017	32,906	28,250,515

BK Exploration Associates	49

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Longitudinal Projection of S14 Vein
0.2m@3.4g.tAg
0.07%Pb 0.09%Zn
0.26m@3215g.tAg
54.37%Pb 0.86%Zn
0.21m@380..2g.tAg
8.25%Pb 3.77%Zn
0.10m@10.0g.tAg
0.10%Pb 0.36%Zn
0.30m@1096g.tAg
42.3%Pb 0.6%Zn
0.27m@4296.0g.tAg
31.70%Pb 2.35%Zn
1.02m@11.7g.tAg
0.46%Pb 0.11%Zn
0.78m@4.3g.tAg
0.16%Pb,0.27%Zn
0.14m@1717g.tAg
24.7%Pb,30.19%Zn
0.16m@2.5g.tAg
0.03%Pb 0.03%Zn 0.0016g.tAu
1.02m@11.7g.tAg
0.46%Pb 0.11%Zn
0.06m@281.6g.tAg
13.55%Pb 3.67%Zn
000°
N
0.14m@1853.0g.tAg
41.40%Pb 1.49%Zn
0.42m@3942g.tAg
49.57%Pb,1.91%Zn
0.29m@6.2g.tAg
0.15%Pb 0.26%Zn
1.52m@6.9g.tAg
0.06%Pb 0.12%Zn
0.7m@338g.tAg
0.42%Pb,0.91%Zn
0.65m@5g.tAg
0.03%Pb 0.32%Zn
0.09m@75.2g.tAg
8.61%Pb 4.65%Zn
0.33m@1296.6g.tAg
17.26%Pb 29.73%Zn
500m
0.18m@4494.0g.tAg
18.31%Pb 0.61%Zn
0.51m@41.3g.tAg
1.45%Pb 0.31%Zn
0.26m@3g.tAg
0.06%Pb 0.04%Zn
0.449m@1919.0g.tAg
56.86%Pb 0.52%Zn
0.48m@518.0g.tAg
3.84%Pb 1.79%Zn
0.89m@358.2g.tAg
2.68%Pb 4.94%Zn
0.16m@1419.1g.tAg
25.15%Pb 1.27%Zn
0.21m@8205g.tAg
33.47%Pb 2.64%Zn
0.26m@33.7g.tAg
1.04%Pb 0.95%Zn
0.33m@57.9g.tAg
2.21%Pb 1.04%Zn
0.35m@1941g.tAg
2.15%Pb 0.53%Zn
0.85m@22.3g.tAg
0.084%Pb 0.25%Zn
0.36m@0.71g.tAg
0.002%Pb 0.004%Zn
300m
0.12m@1537.97g.tAg
9.33%Pb 0.83%Zn
Shaft #2
0.32m@1780g.tAg
23.6%Pb 3.70%Zn
Shaft #1
0.30m@370.4g.tAg
5.49%Pb 4.10%Zn
0.25m@77.9g.tAg
0.61%Pb 0.61%Zn
0.29m@1078.4g.tAg
14.71%Pb 2.66%Zn
0.12m@14.5g.tAg
0.22%Pb 0.78%Zn
0.76@5g.tAg
0.07%Pb 0.03%Zn
0.15m@282.5g.tAg
4.99%Pb 4.57%Zn
0.28m@226.9g.tAg
1.62%Pb 1.85%Zn
0.73m@29g.tAg
1.09%Pb,0.19%Zn
0.24m@3.7g.tAg
0.13%Pb 0.10%Zn
0.77m@3.0g.tAg
0.03%Pb 0.03%Zn
100m
0.19m@223.5g.tAg
1.34%Pb 0.91%Zn
0.57m@19.2g.tAg
0.11%Pb 0.39%Zn
0.11m@221.0g.tAg
6.77%Pb 1.28%Zn
2.11m@3g.tAg
0.03%Pb 0.03%Zn
0.23m@380.2g.tAg
8.25%Pb,3.77%Zn
0.35m@1941.0g.tAg
2.15%Pb0.53%Zn
0.35m@27.1g.tAg
0.46%Pb 0.91%Zn 0.0167g.tAu
1.12m@1986.0g.tAg
16.34%Pb 3.59%Zn
2.11m@138.4g.tAg
0.54%Pb,2.03%Zn
0.69m@12.7g.tAg
0.16%Pb 0.61%Zn
0.32m@434.8g.tAg
1.07%Pb 0.28%Zn
0.78m@190.9g.tAg
0.47%Pb 0.93%Zn
1.15m@1282.5g.tAg
4.99%Pb 4.57%Zn
0.65m@3.2g.tAg
0.28%Pb,0.35%Zn
0.35m@18.3g.tAg
0.17%Pb,0.10%Zn
-100m
Line
0
4
8
12
16
Legend
Tunnel
Mined out area
Indicated resource
Drill hole
Measured resource
Inferred resource
SCALE
0
100
200m
Figure 6
SILVERCORP Metals Inc.
YING SILVER PROJECT
HENAN CHINA
Longitudinal Projection of S14 Vein
Drafted by Bei
August 2007

Figure 6: Longitudinal Projection of S14 Vein

BK Exploration Associates	50

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Longitudinal Projection of S16W Vein
000° N
0.45m@1696g.tAg
40.5%Pb 5.49%Zn
0.43m@386.4g.tAg
2.92%Pb 5.36%Zn
0.98m@1066.3g.tAg
10.47%Pb 2.34%Zn
0.31m@34.9g.tAg
0.95%Pb 3.11%Zn
0.50m@407.5g.tAg
6.45%Pb 5.68%Zn
1.27m@3g.tAg
0.03%Pb 0.03%Zn
0.13m@9.1g.tAg
0.34%Pb 1.18%Zn
0.66m@15.6g.tAg
0.21%Pb 1.16%Zn
0.70m@12.9g.tAg
1.70%Pb 0.20%Zn
0.79m@367g.tAg
17.71%Pb 10.54%Zn
1.05m@3.8g.tAg
0.03%Pb 0.21%Zn
0.17m@751.3g.tAg
7.9%Pb 2.8%Zn
1.04m@11.1g.tAg
0.31%Pb 0.38%Zn
0.19m@6.5g.tAg
0.38%Pb 0.4%Zn
1.33m@0.23g.tAg
0.26%Pb 0.23%Zn
0.68m@106.4g.tAg
17.98%Pb 15.06%Zn
0.49m@11g.tAg
0.44%Pb 1.67%Zn
0.22m@2.3g.tAg
0.1%Pb 0.19%Zn
0.38m@409.3g.tAg
0.24%Pb 0.33%Zn
0.58m@3g.tAg
0.03%Pb 0.03%Zn
0.23m@49g.tAg
0.52%Pb 5.97%Zn
0.11m@880g.tAg
10.56%Pb 10.66%Zn
0.85m@2g.tAg
0.01%Pb 0.03%Zn
0.22m@212g.tAg
7.57%Pb 6.03%Zn
0.22m@611.9g.tAg
29.63%Pb 1.82%Zn
0.14m@10.3g.tAg
0.09%Pb 0.21%Zn
0.43m@2.18g.tAg
0.56%Pb 0.12%Zn
0.13m@232g.tAg
12.24%Pb 1.94%Zn
0.49m@6.1g.tAg
0.01%Pb 0.04%Zn
Shaft #3
Shaft #1
1.77m@3g.tAg
0.03%Pb 0.03%Zn
0.43m@2.6g.tAg
0.03%Pb 0.09%Zn
1.37m@24.0g.tAg
0.34%Pb 0.37%Zn
0.71m@73.6g.tAg
1.15%Pb 9.39%Zn
0.06m@149.4g.tAg
5.36%Pb 2.10%Zn
0.61m@40.4g.tAg
0.76m@3g.tAg
0.03%Pb 0.03%Zn
0.95m@242g.tAg
0.69%Pb 0.43%Zn
1.24m@3g.tAg
0.04%Pb 0.03%Zn
0.25m@517.3g.tAg
27.67%Pb 2.38%Zn
0.25%Pb 0.43%Zn
1.14m@6.16g.tAg
0.14%Pb 0.11%Zn
0.11m@1255g.tAg
15.22%Pb 1.40%Zn
0.62m@81.9g.tAg
0.28%Pb 0.56%Zn
1.06m@5.24g.tAg
0.005%Pb 0.039%Zn
0.55m@167g.tAg
0.58%Pb 0.22%Zn
0.59m@1055.1g.tAg
0.20%Pb 3.99%Zn
0.04%Pb 0.05%Zn
0.98m@7.2g.tAg
0.23%Pb 0.25%Zn
1.12m@3g.tAg
0.18%Pb 0.02%Zn
500
300
100
-100
Line
65
57
50
58
66
Legend
Tunnel
Mined out area
Indicated resource
Drill hole
Measured resource
Inferred resource
SCALE
0
100
200m
Figure 7
SILVERCORP Metals Inc.
YING SILVER PROJECT
HENAN CHINA
Longitudinal Projection of S16W Vein
Drafted by Bei
August 2007

Figure 7: Longitudinal Projection of S16W Vein

BK Exploration Associates	51

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Longitudinal Projection of S21 Vein
025° N
1.43m@2835.3g.tAg
38.16%Pb 8.07%Zn
1.98m@57.9g.tAg
0.41%Pb 1.38%Zn
0.94m@2g.tAg
0.007%Pb 0.012%Zn
1.51m@3.1g.tAg
0.10%Pb 0.17%Zn
0.18m@135.1g.tAg
11.92%Pb 18.66%Zn
0.22m@136.3g.tAg
0.14%Pb 0.25%Zn
0.21m@5.88g.tAg
0.007%Pb 0.033%Zn
0.20m@2.7g.tAg
0.15%Pb 0.24%Zn
2.4m@65.7g.tAg
0.37%Pb 0.50%Zn
0.39m@1585.0g.tAg
47.51%Pb 10.60%Zn
0.18m@1246g.tAg
20.57%Pb 2.79%Zn
0.20m@681.9g.tAg
5.5%Pb 21.7%Zn
0.72m@2853.1g.tAg
34.43%Pb 2.9%Zn
0.16m@31.8g.tAg
2.71%Pb 0.27%Zn
1.26m@0g.tAg
0%Pb 0%Zn
0.398m@418g.tAg
10.28%Pb 0.99%Zn
0.44m@661.9g.tAg
3.54%Pb 8.47%Zn 0.49g.tAu
0.78m@376.5g.tAg
4.70%Pb 16.44%Zn
0.67m@66.1g.tAg
1.87%Pb 4.92%Zn 0.14g.tAu
0.21m@1741.1g.tAg
10.01%Pb 24.66%Zn 0.91g.tAu
0.25m@15.8g.tAg
0.07%Pb 2.35%Zn 0.2038g.tAu
0.21m@1741.1g.tAg
10.01%Pb 24.66%Zn 0.809g.tAu
0.98m@201g.tAg
10.81%Pb 0.69%Zn
0.13m@1273g.tAg
42.07%Pb 1.20%Zn
0.28m@161g.tAg
5.30%Pb 1.04%Zn
1.13m@34.5g.tAg
1.5%Pb 0.69%Zn
0.22m@60.6g.tAg
0.23%Pb 0.58%Zn
0.63m@18.8g.tAg
0.21%Pb 0.19%Zn
0.56m@2.1g.tAg
0.32%Pb 0.15%Zn
0.26m@193.3g.tAg
4.72%Pb 6.15%Zn
0.21m@993g.tAg
71.86%Pb 3.20%Zn
0.55m@11.6g.tAg
0.52%Pb 0.19%Zn
0.56m@33.5g.tAg
0.10%Pb 0.44%Zn
0.56m@15.2g.tAg
0.065%Pb 0.036%Zn
1.05m@3g.tAg
0.08%Pb 0.10%Zn
0.751m@3g.tAg
0.04%Pb 0.24%Zn 0.0337g.tAu
0.32m@3g.tAg
0.03%Pb 0.03%Zn
0.83m@11.9g.tAg
6.15%Pb 7.50%Zn 0.318g.tAu
300
200
100
Line 8 10 12 14 16 18 20 22 24
Legend
Tunnel
Mined out area
Indicated resource
Drill hole
Measured resource
Inferred resource
SCALE
0 100 200m
Figure 8
SILVERCORP Metals Inc.
YING SILVER PROJECT
HENAN CHINA
Longitudinal Projection of S21 Vein
Drafted by Bei
August 2007

Figure 8: Longitudinal Projection of S21 Vein

BK Exploration Associates	52

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

19526000 mE
19526800 mE
19527200 mE
3783800 mN
3783400 mN
3783000 mN
3782600 mN
3782200 mN
3781800 mN
H50
H51
H15
H17
H4
H3
H2
H5
PD3
H23
H30
H9
H10
H17-2
H18
Line 16
Cross section
H39
H11
H40
PD5
H19
H21
PD88
HPD670
PD30
H41
H24
H27
H31
H20
PD850
Legend
H3 Mineralized vein
Completed tunnel
Tunnel to be developed
N
SCALE
0
200
400m
Figure 9
SILVERCORP Metals Inc.
HPG SILVER-LEAD PROJECT
HENAN CHINA
Tunnels and Veins at HPG Area
Drafted by: Bei
August 2007

Figure 9: Tunnels and Veins at HPG Area

BK Exploration Associates	53

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Cross Section on Exploration Line 16
324°
144°
ZK1602
ZK1608
ZK1606
ZK1604
ZK1601
H15
H17
H18
800
700
600
500
400
300
527000
3783800
527200
3783600
0.45m@14.98g.tAg
1.28%Pb 0.03Zn 0.07g.tAu
0.20m@26.7g.tAg
7.8%Pb 0.1Zn 0.67g.tAu
Grab@220.9g/t Ag
18.42%Pb 15.23Zn 0.489g.tAu
015m@8.3g.tAg
0.77%Pb 0.05Zn 0.58g.tAu
0.30m@11.8g.tAg
0.34%Pb 0.03Zn 0.22g.tAu
0.30m@41.6g.tAg
4.4%Pb 0.18Zn 0.32g.tAu
Legend
Alternation zone
Mineralized vein
Undercut tunnel
Drill hole
SCALE
0
100
200m
Figure 10
SILVERCORP Metals Inc.
HPG SILVER-LEAD PROJECT
HENAN CHINA
Cross Section on
Exploration Line 16
Drafted by Bei
August 2007

Figure 10: Cross Section on Exploration Line 16

BK Exploration Associates	54

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Longitudinal Projection of H15 Vein
230°
34°
800
700
600
1.31m@1.24g.tAu
145.33g.tAg 12.43%Pb
1.50m@1.57g.tAu
146.29g.tAg 12.77%Pb
1.30m@1.95g.tAu
365.08g.tAg 2.95%Pb
0.81m@0.75g/tAu
148.28g/tAg 14.86%Pb
2.55m@0.33g/tAu
157.58g/tAg 10.53%Pb
0.80m@0.27g/tAu
48.6g/tAg 0.50%Pb
0.82m@0.66g/tAu
126.0g/tAg 5.63%Pb
4.10m@1.95g/tAu
188.27g/tAg 15.48%Pb
Legend
Tunnel
Mined out area
Drill hole
Measured resource
Indicated resource
Crosscut
Inferred resource
SCALE
0
100
200m
3
0
4
8
12
16
20
24
28
32
36
Figure 11
SILVERCORP Metals Inc.
HPG SILVER-LEAD PROJECT
HENAN CHINA
Longitudinal Projection of H15 Vein
Drafted by Bei
August 2007

Figure 11: Longitudinal Projection of H15 Vein

BK Exploration Associates	55

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Figure 12: Longitudinal Projection of H17 Vein

BK Exploration Associates	56

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Figure 13: Tunnels and Veins at HZG Area

BK Exploration Associates	57

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Longitudinal Projection of H20 Vein

000°
N
800
600
400
179
163
147
131
151
0.69m@428.31g.tAg 5.96%Pb
0.48%Zn 0.19%Cu
0.74m@1576.6g.tAg 1.25%Pb
0.49%Zn 2.009%Cu
2.49m@208.63g.tAg 0.16%Pb
0.15%Zn 20.17%Cu
1.20m@596.0g.tAg 0.10%Pb
0.50%Zn 2.59%Cu
Legend
Tunnel
Indicated resource
Crosscut
Drill hole
Inferred resource
SCALE
0
100
200m

Figure 14

SILVERCORP Metals Inc.

VINC SILVER PROJECT
HENAN CHINA

Longitudinal Projection of H20 Vein

Drafted by Bei | August 2007

Figure 14: Longitudinal Projection of H20 Vein

BK Exploration Associates	58

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Longitudinal Projection of H22 Vein
205°
25°
900
800
700
600
500
400
41
39
37
35
33
0.89m@3.4g.tAg
0.01%Pb 0%Zn 0.04%Cu
1.29m@5.3g.tAg
0.005%Pb 0.003%Zn 0.256%Cu
0.20m@21.9g.tAg
0.24%Pb 0.12%Zn
0.54m@13.2g.tAg
0.10%Pb 0.049%Zn 0.13g.tAu
0.3m@322g.tAg
0.63%Pb 0.18%Zn 0.17%Cu
0.57m@739.1g.tAg
0.6%Pb 0.32%Zn 0.7%Cu
0.58m@8.7g.tAg
0.12%Pb 0.05%Zn 0.007%Cu
1.47m@6.19g.tAg
0.055%Pb 0.01%Zn 0.002%Cu
0.31m@63.2g.tAg
0.39%Pb 0.15%Zn 0.037%Cu
Legend
Tunnel
Indicated resource
Crosscut
Drill hole
Inferred resource
SCALE
0
100
200m
Figure 15
SILVERCORP Metals Inc.
YING SILVER PROJECT
HENAN CHINA
Longitudinal Projection
of H22 Vein
Drafted by Bei
August 2007

Figure 15: Longitudinal Projection of H22 Vein

BK Exploration Associates	59

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

18.	OTHER RELEVANT DATA AND INFORMATION

In the last previous 43-101 Technical Report on the Ying Project (Broili et.al., 2006) information relevant to development and production at Ying were covered in detail in this chapter. This included relevant information on mine site access, mine permitting, mining methods, mine design, mine ventilation, hydrology, ore sorting, ore haulage, ore milling, direct shipping ore, power supplies, manpower, metal markets, environmental permitting and similar issues, health and safety, capital costs, operating costs and a scoping-level economic analysis. The conclusions from this evaluation were positive and suggest: (1) there is a strong likelihood the Ying Project will be economically successful, and (2) none of the relevant information detains or detracts from the Ying Project operation.

Some of the more relevant positive features in the evaluation of the Ying operation were:

  proximity to Guxian Reservoir offers good access for supplies and ore haulage, availability of local power for the mine and mill facilities, topography favors accessing the veins by driving horizontal tunnels from the sides of the narrow valleys, ore and wall-rock mechanics allow the use of shrinkage stopes, providing 95% ore recoveries with minimum dilution, the several horizontal portals created for exploration can be used to provide a fast and effective method of moving the high-grade ore from underground abundant labor supply at low costs provides a major economic advantage over similar deposits in other parts of the world, prices for silver, lead and zinc quoted on the Shanghai Metal Exchange are about 13% above world prices due to a 13% Value Added Tax on metal imports levied by the Chinese government, access to a number of existing nearby custom mills and smelters, a capital payback period of zero because ore produced by development and exploration pays for the costs of development, a safety program implemented at Ying which exceeds Chinese standards and a current record of no serious injury or death.

The only relevant data of minor concern is the unlikely event of a natural catastrophe such as a major flood or earthquake that could impact safety or the environment.

Some new relevant information received after the last previous Technical Report is hydrological data provided by Zhengzhou Geological Engineering Exploitation Institute of Henan Province in a detailed hydrogeology report in May, 2006. The conclusions of this report are as follows:

  Seepages in veins (mine workings) are derived from wall rock fractures.
  The source of groundwater is rainfall.
BK Exploration Associates	60

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

  Wall rock adjacent to mineralized veins is competent and blocky Archean gneiss that acts as an aquiclude; saturation rate in the mining area is low.
  Pumping tests demonstrate that waterflow into underground warkings is stable: 11.9 m3 /hr at 518m level in main access tunnel CM102 and 5.45 m3 /hr at 496m level in main access tunnel CM103 (the workings nearest to Guxian Reservoir).
  Hydrogeologic investigation and comparison of water quality proves that seepages in the S2 vein (the nearest vein to Guxian Reservoir) are not related to the Guxian reservoir).

Other new and relevant information collected as a follow-up to the hydrologic study is a TEM geophysical survey recently conducted by the Henan Non-ferrous Geology Institute for the Ying project. The TEM survey was done in February and March, 2007, in the northwest corner of the SGX Area. The purpose was to investigate the relationship between the Guxian reservoir and the veins. The survey revealed that a majority of the veins in the SGX Area and a few northeast-trending faults are parallel to the reservoir shoreline. The survey indicated the faults were probably not pathways allowing reservoir water to flow into the veins where mining is planned.

The TEM survey also showed excellent correlation between low resistivity anomalies and known mineralized veins.

In May, 2007, a TEM survey was conducted in the HZG Area. Survey lines were perpendicular to the veins and spaced 100 m by 20 m. To date, 14 lines have been completed and show TEM anomalies that correlate with the known veins. One anomaly suggests the presence of a vein 200 to 300 m southeast of the HZ20 vein. Surface mapping may be able to better define the vein structure.

BK Exploration Associates	61

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

19.	INTERPRETATION AND CONCLUSIONS

Silvercorp has completed to date, since August, 2004, to August, 2007, 74,619 m of underground workings and 78,581 m of underground and surface drilling in 280 holes. This work has defined silver-lead-zinc-gold-copper resources in numerous shoots within 29 veins averaging 0.39 m wide at SGX (18 veins), 0.96 m wide at HPG (8 veins) and 0.78 m wide at HZG (4 veins). The mineralization is hosted by quartz-ankerite veins cutting Precambrian age gneisses, and is similar to the important mesothermal vein system of the famous Coeur d’Alene District, USA, and other similar silver-lead-zinc districts throughout the world.

New resource calculations presented in this report consist of high and low grade, measured plus indicated resources at SGX, HPG and HZG of 2,251,731 tonnes with contained metals of 50.89 million ounces of Ag, 256,483 tonnes of Pb, and 111,389 tonnes of Zn, 2,942 tonnes of Cu and 15,393 ounces of Au. The inferred resource is 3,492,114 tonnes with contained metals 72.08 million ounces of Ag, 450,737 tonnes of Pb, and 155,386 tonnes of Zn, reflecting more than a 30% increase from one year ago (Broili et al, 2006).

During the past three years, Silvercorp has rapidly expanded the silver-lead-zinc resources defined in the Ying veins. In addition, they have found new, albeit small, resources of gold and copper. Silvercorp’s resource additions is due to an aggressive program of underground exploration and development tunnels, declines, raises and crosscuts which have been successful in intersecting new veins and expanding or upgrading existing resources in known veins. Considering the geologic setting of the area and the large areas of known and potential vein systems yet to be explored in detail, it is highly likely that by continuing a similar level of exploration-development many more new veins will be discovered and significant extensions to known veins will be defined.

The expected economic viability of the Ying Project was scoped at length in the last previous Technical Report which concluded that the project, based on the estimated resources known at that time, would likely be a financial success (Broili, et.al., 2006). Since then, the estimated resources at HPG and Ying, calculated using the same parameters as in the last report, have increased significantly, roads and other infrastructure have improved, and a 600 tpd mill has been completed to produce high quality concentrates in close proximity to the property. Considering these improvements, an update to the previous review of project economics would be of interest. Such a review, however, is beyond the scope of this current Technical Report.

We consider HPG and Ying to be an advanced production stage project of considerable merit. With geological interpretation and understanding of the Ying property and considering its similarity to the Coeur d’Alene district, we would expect the aggressive tunneling and drilling program recommended in this report as the Phase 4 Exploration Program could well extend the life of the HPG and Ying operation by many years.

BK Exploration Associates	62

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

20.	RECOMMENDATIONS

We (the authors) together with Mr. Myles Gao, President of Silvercorp, reviewed Silvercorp’s proposed work program and we recommend a Phase 4 Exploration Program. This program is designed to upgrade inferred mineral resources to indicated and measured and to discover additional mineral resources in the Ying and the recently acquired HPG target areas. The estimated cost of this program for 2007 will be approximately US$7.5 million and is broken down as follows:

Project	Area	Program	Meters	Unit Cost (US$/m)	Budget (US$)	Work Completed (m)
Ying	SGX	Tunneling Underground Drilling	7,500 12,000	129 32	838,816 338,158	6,943 13,630
	HZG	Tunneling Underground Drilling Surface Drilling	10,000 3,000 18,100	129 23 95	1,118,421 59,211 1,500,395	2,652 524 10,167
	XM	Surface Drilling	500	64	27,632	479
	SDG-LJG	Tunneling	1,550	129	173,355	836
		Drilling	4,000	95	331,579
	RHW	Surface Drilling	2,980	64	164,684	1,981
	TEM Geophysical Survey		70 km2		263,158	1
	Ying Total		59,630		4,815,408	35,231
HPG	HPG	Tunneling Surface Drilling	14,670 12,936	129 95	1,640,724 1,234,800	4,463 759
	HPG Total		27,606		2,875,524	5,222

For the Ying Project, this program includes:

  SGX area – tunneling and drilling on known veins (S2, S6, S7, S7-1, S8, S8E, S10, S11, S14, S16E, S16W, S19, and S21) through main access tunnels CM101, CM102, CM103, PD640, PD680, PD700, YPD01, YPD02 and YM01 at the SGX;
  HZG area – tunneling and drilling on HZ3, HZ5, HZ10, HZ12, HZ18, HZ20 and HZ22, with drilling concentrated mainly on the HZ20 vein;
  XM – drilling on X1 and X8 veins;
  SDG-LJG – tunneling and drilling along the C29 vein (which is about 8 km long);
  RHW area – drilling on C8 and C9;
  Conducting a TEM geophysical survey over the entire Ying property.

For the HPG Area, this program includes:

  Tunneling on veins H5, H13, H15, H17, H18, H20, and H32, with drilling focused on the H15, H16, and H17 veins.
BK Exploration Associates	63

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

21.	REFERENCES

1.	The Tectonic Evolution and Mineralization in the South Margin of North China Block, 1997.

2.	Bateman, A.M. 1951; The Formation of Mineral Deposits: John Wiley and Sons, Inc.

3.	Beaudoin, G., and Sangster, D.F., 1992; A Descriptive Model for Silver-Lead-Zinc Veins in Clastic Metasedimentary Terranes, Economic Geology, v. 87.

4.	Broili, C., 2004; Technical Report For SKN Resources Ltd. on the Ying Silver-Lead-Zinc Project, Henan Province, China, April 21, 2004.

5.	Broili, C., 2005; Technical Report For SKN Resources Ltd. on the Ying Silver-Lead-Zinc Project, Henan Province, China, April 18, 2005.

6.	Broili, C., Klohn, M., Yee, J.W., Fong, C.S.Y, and Petrina, M.A., 2006; Technical Update 2006 for Silvercorp Metals Inc. on the Ying Silver-Lead-Zinc Project, Henan Province, China, May 26, 2006.

7.	Broili, C., Yee, J.W., and Fong, C.S.Y, 2006; Technical Update 2006 for Silvercorp Metals Inc. on the Ying Silver-Lead-Zinc Project, Henan Province, China, April 18, 2006.

8.	Lefebure, D.V., and Church, B.N., 1996; Polymetallic Veins Ag-Pb-Zn±Au, British Columbia Ministry of Energy of Employment and Investment, Open File 1996-13.

9.	Lindgren, W. 1913; Mineral Deposits: McGraw-Hill Book Company, Inc.

10.	Park, C.F. & MacDiarmid, R.A., 1970; Ore Deposits: W.H. Freeman and Company.

11.	Xu, A., Schrimpf, T., and Liu, Z., 2006; Technical Review on HPG Silver-Lead Project, Luoning County, Henan Province, People’s Republic of China; Report prepared for Silvercorp Metals, Inc. by SRK Consulting, Beijing, China.

BK Exploration Associates	64

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

22.	DATE AND SIGNATURE PAGE

“Chris Broili”

Centralia, Washington, U.S.A.	Chris Broili, C.P. Geo. & L.P. Geo.
August 16, 2007	Consulting Geologist
BK Exploration Associates

“Mel Klohn”

Spokane Valley, Washington, U.S.A.	Mel Klohn,, L.P. Geo.
August 16, 2007	Senior Consultant
BK Exploration Associates

BK Exploration Associates	65

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

CERTIFICATE OF QUALIFIED PERSON

1.	I, Chris Broili, of 2104 Graf Road, Centralia, Washington, U.S.A., am currently an Exploration Geologist with BK Exploration Associates.

2.	I am the primary author responsible for the preparation of the technical report titled " Update –2007– for Silvercorp Metals Inc. on the Ying Silver-Lead-Zinc and the HPG Gold-Silver-Lead Projects, Henan Province, People’s Republic of China" and dated August 16, 2007 (the “Technical Report”).

3.	I graduated with a Bachelor’s degree in Geology from Oregon State University (B.Sc.) and a Master’s degree in Economic Geology from the University of Idaho, College of Mines (M.Sc.). I am a licensed Professional Geologist in the State of Washington (#547), a Certified Professional Geologist in the United States (#7937) with the American Institute of Professional Geologists, a Fellow of the Society of Economic Geologists, and a member of the American Institute of Mining and Metallurgy. My relevant experience for purposes of this Technical Report include Senior Minerals Geologist with Union Carbide Corp. and Atlas Precious Metals Inc., Vice President of Exploration for Yamana Resources Inc., Vice President of Exploration for Mines Management Inc., and Senior Geological Consultant for numerous junior and senior mining companies. I have been directly involved in mining exploration for the past 35 years. I have read the definition of “qualified person” set out in NI 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

4.	I visited the properties and reviewed data on January 9th through 12th, 2006, (four days) and March 18th through 24th, 2006, (six days) with the technical staff of Silvercorp Metals and Henan Found Mining Ltd.

5.	I am responsible for Chapters 2 through 4, 7 through 13, 15, 18 and 19 of this report.

6.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

7.	I have had previous involvement with the Ying Project. I have no interest, nor do I expect to receive any interest, either directly or indirectly, in the Ying Project, nor in the securities of Silvercorp Metals Inc.

8.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

Dated this 16th day of August, 2007
Centralia, Washington, U.S.A.

“Chris Broili”

Chris Broili, C.P. Geo. & L.P. Geo.

BK Exploration Associates	66

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

CERTIFICATE OF QUALIFIED PERSON

1.	I, Mel Klohn, of 11309 E. 48th Ave., Spokane Valley, Washington, U.S.A., am currently a Senior Consulting Exploration Geologist for BK Exploration Associates, a director of Red Hill Energy, Inc., a director of International Enexco, Inc., and a director of Nevoro, Inc.

2.	I am a co-author responsible for the preparation of the Technical Report titled “Update on the Ying Silver-Lead Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China, Prepared for Silvercorp Metals Inc.” and dataed August 16, 2007.

3.	I graduated with B.Sc. and M.Sc. degrees in Geology from the University of Oregon. I am a licensed Professional Geologist (#830) with the State of Washington, a member of the Society of Economic Geologists, the Canadian Institute for Mining and Metallurgy, and the Society for Mining Metallurgy and Exploration. I have been directly involved in resource exploration for the 40 years since my graduation, serving 25 years as a Professional Geologist and Senior Research Geoscientist for Exxon Corporation, and subsequently as Vice President of Exploration for Yamana Resources Inc., Yamana Gold Inc., Samba Gold Inc., and most recently Aura Gold Inc. I have read the definition of “qualifed person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association as defined in NI 43-101, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

4.	I visited the Ying and HPG properties from July 15 through 23, 2007, where I also reviewed property data, and reviewed further data in the Silvercorp Metals Inc. office in Vancouver from August 4 through 11, 2007.

5.	I am responsible for Chapters 1, 5, 6, 14, 16, 17 and 20 of this report.

6.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

7.	I have had no previous involvement with the Ying and HPG Projects, and I have no interest, nor do I expect to receive any interest, either directly or indirectly, in the Ying Project, nor in the securities of Silvercorp Metals Inc.

8.	I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.

9.	I certify that, as of the date of this Certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of August, 2007,
Spokane Valley, Washington, U.S.A.

“Mel Klohn”

Mel Klohn, L.P.Geol

BK Exploration Associates	67

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

CONSENT OF AUTHORS

TO:	Toronto Stock Exchange
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission

We, Chris Broili, C.P. Geo & L.P. Geo., of 2104 Graf Road, Centralia, Washington, U.S.A. and Mel Klohn, L.P. Geo., of 11309 E. 48th Ave., Spokane Valley, Washington, U.S.A do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Technical Report – Update on the the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, People’s Republic of China" prepared for Silvercorp Metal Inc. and dated August 16, 2007, (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of Silvercorp Metals Inc. being filed.

Dated this 16th day of August, 2007

“Chris Broili”

Chris Broili, C.P. Geo. & L.P. Geo.

“Mel Klohni”

Mel Klohn, L.P. Geo.

BK Exploration Associates	68

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

APPENDIX I DRILL HOLE ASSAY RESULTS

Drill	Mineral ized	Sample	From (m)	To (m)	Core Interval	True Width	Distance to	Elevation (m)	Ag (g/t)	Ag (oz/t)	Pb (%)	Zn (%)	Ag Equivalent	Ag Equivalent	Cu (%)
Holes	Veins				s (m)	(m)	CM103-

ZK0606	S2	B746348	20.21	20.69	0.48	0.48	450.80	483.26	46.00	1.47	0.43	6.61	378.00	12.14
ZK1207		B747277	120.50	120.70	0.20	0.19	198.58	463.05	37.00	1.18	1.12	5.47	344.00	11.04
ZK1009		B744078	218.25	218.85	0.60	0.46	247.00	363.00	277.00	8.90	0.56	1.26	360.00	11.58
ZK1211		B739735	148.30	149.11	0.81	0.53	197.00	411.00	116.00	3.74	1.32	0.41	191.00	6.15
ZK1807	S2E	B747255	247.55	247.80	0.25	0.19	-58.13	357.07	821.00	26.41	4.70	7.83	1391.00	44.73
ZK1605		B39711	94.61	94.92	0.31	0.21	-20.00	382.00	922.00	29.63	55.11	11.18	3778.00	121.46
ZK1608		C500757	172.12	172.67	0.55	0.17	-21.00	296.00	19.00	0.61	1.67	1.92	181.00	5.82
ZK1009	S4	B744079	251.30	251.85	0.55	0.42	254.00	335.00	207.00	6.65	2.82	2.34	437.00	14.05
ZK1807	S5	B747253	81.25	81.65	0.40	0.29	-44.40	482.34	245.00	7.87	0.37	0.14	267.00	8.58
ZK807	S6	B740694	0.00	0.67	0.67	0.56	243.04	482.33	2931.00	94.23	32.13	4.57	4504.00	144.80
ZK811		B743115	0.00	2.02	2.02	0.92	457.59	482.18	440.00	14.13	4.70	1.68	718.00	23.07
ZK817		B743102	0.96	1.39	0.43	0.27	220.57	481.47	1193.00	38.35	7.96	0.87	1570.00	50.48
ZK814		B747266	2.73	4.04	1.31	0.48	458.08	480.25	2986.00	96.00	51.03	5.14	5384.00	173.09
ZK812		B746322	3.34	4.13	0.79	0.47	449.39	479.98	4701.00	141.14	68.76	2.21	7707.00	247.80
ZK815		B746395	4.16	5.53	1.37	0.49	454.93	478.28	1998.00	64.24	42.41	6.15	4080.00	131.16
ZK0202		ZK0202	176.90	177.30	0.40	0.18	671.03	429.87	90.00	2.89	1.25	5.70	414.00	13.30
ZK1207		B747282	224.70	224.80	0.10	0.24	213.43	391.75	63.00	2.02	0.32	1.73	159.00	5.10
ZK1210		B743157	224.65	224.95	0.30	0.26	220.88	370.46	55.00	1.75	1.94	1.20	193.00	6.22
ZK8A01		C500625	269.33	269.65	0.32	0.23	354.00	370.00	200.00	6.41	6.92	0.22	502.00	16.14
ZKY4-1	S7	B740938	57.54	58.62	1.08	0.59	-595.00	530.00	203.00	6.51	13.35	13.70	1416.00	45.53
ZK1409		B744883	91.36	91.86	0.50	0.44	-15.00	597.00	1938.00	62.31	3.51	9.96	2559.00	82.27
ZK14A08		B744058	102.77	103.25	0.48	0.42	38.00	601.00	164.00	5.26	3.02	9.90	761.00	24.47
ZK14B01		C500551	177.62	177.86	0.24	0.12	-101.00	465.00	1184.00	38.05	7.45	2.86	1634.00	52.53
ZK4A06		C499861	173.44	174.16	0.72	0.67	412.00	663.00	183.00	5.88	1.32	0.29	252.00	8.10
ZK5504	S7-1	B746353	110.75	110.96	0.21	0.14	492.36	481.62	197.00	6.35	0.46	12.36	804.00	25.84
ZK5105		ZK5105	130.66	130.96	0.30	0.17	449.99	468.21	59.00	1.90	0.20	18.01	922.00	29.66
ZK14A02		B747262	201.71	201.87	0.16	0.10	40.17	392.98	845.00	27.16	2.40	7.05	1280.00	41.17
ZK14A08		B744064	115.25	115.90	0.65	0.56	43.00	605.00	110.00	3.52	1.96	20.09	1146.00	36.85
ZK1903		B739730	158.65	159.80	1.15	0.59	1673.00	564.00	605.00	19.46	1.70	8.92	1101.00	35.38
ZK1907		B742463	305.90	306.20	0.30	0.16	1686.00	374.00	986.00	31.71	1.25	7.03	1373.00	44.14
ZK6A06		C500776	163.47	163.58	0.11	0.11	330.00	662.00	507.00	16.30	22.21	16.30	2218.00	71.31
ZK1905	S7-3	B744099	324.78	325.15	0.37	0.30	1672.00	374.00	2711.00	87.16	23.02	13.18	4308.00	138.52
ZK12B01	S8	B743162	107.07	107.38	0.31	0.28	-60.60	506.10	58.00	1.85	0.32	6.29	370.00	11.89
ZK12B02		ZK12B02	145.27	146.07	0.80	0.49	-51.00	440.00	329.00	10.58	0.41	0.87	388.00	12.46
ZK3201		B740959	205.90	206.55	0.65	0.31	-981.00	427.00	44.00	1.40	8.93	1.50	492.00	15.81
ZK3001		B740954	149.96	150.52	0.56	0.34	-876.00	433.00	172.00	5.53	2.00	0.74	291.00	9.37
ZK32A01	S8E		171.86	172.66	0.80		-928.00	431.00	17.00	0.53	3.49	0.10	169.00	5.42
ZK1602	S14	B746385	151.69	152.02	0.33	0.09	-23.80	446.24	54.00	1.74	3.22	2.12	290.00	9.34
ZK16A01		B747226	158.47	158.89	0.42	0.33	-63.42	443.91	1297.00	41.69	17.26	29.73	3436.00	110.48
ZK816		B747291	86.85	87.17	0.32	0.30	495.33	437.81	1096.00	35.24	42.30	0.60	2909.00	93.54
ZK807		B740699	86.94	87.26	0.32	0.27	455.96	411.12	4296.00	138.12	31.70	2.35	5745.00	184.71
ZK812		B746325	104.20	104.55	0.35	0.21	394.71	408.66	8205.00	263.80	33.47	2.64	9743.00	313.24
ZK1820		B743141	190.00	190.85	0.85	0.48	-110.22	407.95	518.00	16.65	3.84	1.79	765.00	24.60
ZK0216		B746392	202.23	202.53	0.30	0.18	638.48	406.30	4494.00	144.49	18.31	0.61	5296.00	170.26
ZK814		B747266	134.85	135.80	0.95	0.48	367.28	386.83	1941.00	62.40	2.15	0.53	2057.00	66.13
ZK16B01		B747294	193.40	194.80	1.40	0.89	-62.50	386.33	358.00	11.52	2.68	4.94	706.00	22.69
ZK0202		B746377	270.40	270.75	0.35	0.16	698.76	340.47	1419.00	45.63	25.15	1.27	2541.00	81.68
		B747285
ZK1207		B747286	319.60	321.00	1.40	1.12	214.41	328.92	1928.00	62.00	23.99	3.37	3101.00	99.68
		B747287
ZK1210		B743159	370.40	370.55	0.15	0.15	217.60	270.93	283.00	9.08	4.99	4.57	710.00	22.83
ZK16B02		B743177	277.85	278.45	0.60	0.29	-62.00	286.00	1078.00	34.67	14.71	2.66	1825.00	58.69
ZK1007		B743186	331.95	332.80	0.85	0.29	306.00	302.00	891.00	28.63	14.59	0.70	1539.00	49.49
		B744866
ZK12A07		B744867	330.25	332.60	2.35	1.41	168.00	319.00	138.00	4.45	0.54	2.09	261.00	8.38
		B744868
ZK1606		B744875	246.05	246.60	0.55	0.30	-20.00	319.00	370.00	11.91	5.49	4.10	797.00	25.61
ZK14A03		B744889	194.15	194.85	0.70	0.45	-37.00	386.00	1919.00	61.70	56.86	0.52	4343.00	139.63
ZK1211		B739740	499.20	499.60	0.40	0.32	219.00	93.00	435.00	13.98	1.07	0.28	493.00	15.86
ZK16B04		C500648	319.88	320.20	0.32	0.11	-73.00	237.00	221.00	7.11	6.77	1.28	567.00	18.24
ZK814	S14-2		124.47	124.62	0.15		369.60	394.17	929.00	29.86	7.64	1.33	1314.00	42.25
ZK814	S14-3		116.81	117.09	0.28		374.72	399.59	205.00	6.59	0.21	0.30	228.00	7.34
ZK5805	S16E	B741721	327.10	327.40	0.30	0.29	323.00	297.00	399.00	12.83	0.91	8.55	843.00	27.11
ZK7405	S16W	B743127	354.20	354.90	0.70	0.59	-20.86	356.08	1055.00	33.92	0.20	3.99	1253.00	40.28
ZK5805		B741726	378.35	379.00	0.65	0.62	331.00	255.00	82.00	2.63	0.28	0.56	120.00	3.87
ZK6006		C500799	435.85	436.35	0.50	0.38	265.00	176.00	34.00	1.09	3.81	0.06	198.00	6.36
ZK6308	S16W1	B747209	306.60	306.85	0.25	0.20	930.30	434.82	2179.00	70.05	48.58	13.11	4851.00	155.97
ZK7405	S21	B743123	25.40	28.30	2.90	0.08	-1.89	548.46	66.00	2.11	0.37	0.50	105.00	3.39
ZK7205		B743192	27.90	28.18	0.28	0.22	-0.30	544.53	136.00	4.38	0.14	0.25	154.00	4.95
ZKY4-2		B740947	65.94	67.59	1.65	0.67	-585.00	518.00	66.00	2.13	1.87	4.92	379.00	12.18
ZKY4-1		B740935	41.40	42.82	1.42	0.78	-574.00	545.00	377.00	12.10	4.70	16.44	1355.00	43.57
ZKY3-2		B740956	65.62	66.35	0.73	0.476	-508.00	541.00	94.00	3.03	4.79	9.98	770.00	24.76
ZKY3-1		B740962	65.93	66.53	0.60	0.44	-479.00	530.00	662.00	21.28	3.54	8.47	1213.00	39.01
ZKY6-5		B740986	68.73	69.10	0.37	0.21	-334.00	551.00	1741.00	55.98	10.01	24.66	3334.00	107.20
ZKY6-3		B740983	59.72	60.67	0.95	0.83	-267.00	554.00	212.00	6.81	6.15	7.50	828.00	26.61
ZK7406		B744891	29.05	29.60	0.55	0.385	-3.00	543.00	1585.00	50.96	47.51	10.80	4103.00	131.90
ZK6006		C500788	296.16	296.78	0.62	0.40	133.00	300.00	607.00	19.51	40.65	2.06	2420.00	77.80
		C500789	296.16	296.51	0.35	0.21	including		993.00	31.92	71.19	3.20	4149.00	133.39
ZK6005		B742481	259.70	260.26	0.56	0.398	147.00	356.00	418.00	13.44	10.28	0.99	899.00	28.91
ZK5805		B741714	281.90	282.30	0.40	0.26	188.00	334.00	193.00	6.21	4.72	6.15	684.00	22.01

BK Exploration Associates	69

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

APPENDIX II DRILL HOLE COLLAR DOWNHOLE SURVEY

Drill Hole	Northing (m)	Easting (m)	Elevation	From	To	Azimuth	Dip	Veins intercepted
ZK15101	3779637.58	524296.39	940.43	0	25	315	-60	HZ20 HZ22
				25	75	320.3	-59.77	HZ20 HZ22
				75	125	319.7	-58.6	HZ20 HZ22
				125	175	320.53	-58.2	HZ20 HZ22
				175	225	322.13	-56.2	HZ20 HZ22
				225	275	319.87	-54.2	HZ20 HZ22
				275	325	320.37	-54	HZ20 HZ22
				325	375	320.67	-53.8	HZ20 HZ22
				375	425	320.57	-53.7	HZ20 HZ22
				425	445.8	319.93	-53.37	HZ20 HZ22
ZK15301	3779638.07	524295.30	940.37	0	25	277	-82	HZ20 HZ22
				25	75	273.67	-81.3	HZ20 HZ22
				75	125	273.7	-81.3	HZ20 HZ22
				125	175	271.07	-81.6	HZ20 HZ22
				175	225	274.47	-80.0	HZ20 HZ22
				225	275	276.77	-80.0	HZ20 HZ22
				275	325	275.33	-80.6	HZ20 HZ22
				325	375	278.7	-79.37	HZ20 HZ22
				375	425	279.47	-78.17	HZ20 HZ22
				425	485	283.8	-76.9	HZ20 HZ22
				485	522	281.93	-76	HZ20 HZ22
ZK15501	3779639.45	524294.10	940.37	0	25	224	-60	HZ20 HZ22
				25	75	229.53	-59.77	HZ20 HZ22
				75	125	230.30	-58.60	HZ20 HZ22
				125	175	228.33	-58.20	HZ20 HZ22
				175	225	230.57	-58.80	HZ20 HZ22
				225	275	230.87	-58.80	HZ20 HZ22
				275	325	231.47	-59.43	HZ20 HZ22
				325	375	230.83	-58.83	HZ20 HZ22
				375	425	231.67	-58.97	HZ20 HZ22
				425	465	231.67	-58.90	HZ20 HZ22
				465	483.00	232.90	-59.30	HZ20 HZ22
ZK15901	3779498.67	524294.45	955.23	0	25	270	-50	HZ20 HZ22

BK Exploration Associates	70

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

				25	75	270	-49.8	HZ20 HZ22
				75	125	269.9	-49	HZ20 HZ22
				125	175	270.4	-49	HZ20 HZ22
				175	225	271.9	-48.6	HZ20 HZ22
				225	275	270.3	-47.5	HZ20 HZ22
				275	315.5	271.4	-46.8	HZ20 HZ22
				315.5	331.00	271.5	-46.1	HZ20 HZ22
ZK16901	3779260.47	524217.27	926.20	0	25.65	270	-45	HZ20 HZ22
				25.65	75.7	271	-44.5	HZ20 HZ22
				75.7	125.15	271	-44.5	HZ20 HZ22
				125.15	175.5	270.5	-44	HZ20 HZ22
				175.5	225.4	270	-43.5	HZ20 HZ22
				225.4	275.65	270.5	-43.5	HZ20 HZ22
				275.65	310.05	270	-43.5	HZ20 HZ22
				310.05	318.80	270	-43.5	HZ20 HZ22
ZK15102	3779725.89	524428.57	983.91	0	24.72	270	-70	HZ20 HZ22
				24.72	75.205	270	-70.5	HZ20 HZ22
				75.205	127.395	271	-71	HZ20 HZ22
				127.395	180.01	271.5	-71	HZ20 HZ22
				180.01	228.97	274	-70	HZ20 HZ22
				228.97	276.71	273.5	-70	HZ20 HZ22
				276.71	328.93	274	-69.5	HZ20 HZ22
				328.93	378.83	273.5	-68.5	HZ20 HZ22
				378.83	424.405	273.5	-68.5	HZ20 HZ22
				424.405	447.33	272	-68.5	HZ20 HZ22
ZK14301	3779901.67	524273.46	1024.84	0	25.35	270	-66	HZ20
				25.35	75.45	269.5	-66	HZ20
				75.45	125.8	269.5	-66	HZ20
				125.8	175.8	270	-66	HZ20
				175.8	226.45	270	-66	HZ20
				226.45	277.35	270	-66.5	HZ20
				277.35	330.45	270	-66.3	HZ20
				330.45	358.90	269.5	-66.3	HZ20
ZK13101	3780195.61	524211.81	930.63	0	25	270	-83	HZ20
				25	75	270	-83.0	HZ20
				75	125	270.35	-83.0	HZ20
				125	175	270.6	-82.6	HZ20
				175	225	270.9	-82.8	HZ20

BK Exploration Associates	71

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

				225	279.4	271.25	-83.25	HZ20
				279.4	308.8	271.9	-83.75	HZ20
				0	25	270.00	-83.00	HZ20
				25	75	269.00	-83.10	HZ20
				75	125	269.00	-83.20	HZ20
				125	175	269.00	-82.60	HZ20
ZK12701	3780297.17	524210.03	912.77	175	225	267.00	-82.10	HZ20
				225	275	267.50	-81.50	HZ20
				275	325	266.50	-80.50	HZ20
				325	375	265.00	-80.50	HZ20
				375	430	264.00	-80.50	HZ20
				430	460.50	264.00	-79.50	HZ20
				0	25	270	-83	HZ20
				25	75	270	-83.0	HZ20
				75	125	271.25	-82.6	HZ20
				125	175	271.35	-82.3	HZ20
ZK13102	3780192.147	524279.10	887.85	175	225	271.9	-82.6	HZ20
				225	275	268	-83.6	HZ20
				275	325	267	-84.8	HZ20
				325	375	269	-84.25	HZ20
				375	423.85	270.5	-85.35	HZ20
				423.85	447.7	271.5	-85.75	HZ20
				0	25	270	-60	HZ20 HZ22
				25	75	270	-60	HZ20 HZ22
				75	125	270.5	-60.5	HZ20 HZ22
				125	174.95	271	-60	HZ20 HZ22
ZK15103	3779725.894	524428.07	983.91	174.95	224.95	271	-60	HZ20 HZ22
				224.95	275.55	271	-59.5	HZ20 HZ22
				275.55	326.7	271	-59.5	HZ20 HZ22
				326.7	376.45	271	-59	HZ20 HZ22
				376.45	421	270.5	-59	HZ20 HZ22
				421	441.4	270	-58.5	HZ20 HZ22
ZK15902	3779498.674	524295.647	955.230	0	25	270	-80	HZ20 HZ22
				25	75	274.5	-80.5	HZ20 HZ22
				75	125	273.3	-79.5	HZ20 HZ22
				125	175	272.8	-78.3	HZ20 HZ22
				175	225	271	-77.6	HZ20 HZ22
				225	275	269	-77.5	HZ20 HZ22

BK Exploration Associates	72

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

				275	325	267.6	-75.9	HZ20 HZ22
				325	375	268.2	-74.4	HZ20 HZ22
				375	425	266.7	-73.3	HZ20 HZ22
				425	475	270.1	-70.2	HZ20 HZ22
				475	519.55	269.3	-67.7	HZ20 HZ22
				519.55	539.1	269.3	-67.7	HZ20 HZ22
				0	26.15	270	-55	HZ20
				26.15	78.125	271	-55	HZ20
				78.125	127.9	269.5	-54.5	HZ20
ZK13501	3780095.17	524284.58	918.78	127.9	176.66	270	-54	HZ20
				176.66	227.115	270	-54	HZ20
				227.115	266.19	270	-54.5	HZ20
				266.19	279.62	270	-54.5	HZ20
				0	25	270	-60	HZ20
				25	75	270.5	-69	HZ20
				75	125	270.5	-68	HZ20
ZK13701	3780045.39	524306.75	947.96	125	175	270.5	-67.5	HZ20
				175	225	270.5	-67	HZ20
				225	275	271	-67	HZ20
				275	325.5	270.5	-66.5	HZ20
				325.5	350.8	270.5	-66.5	HZ20
				0	25.15	270	-82	HZ20
				25.15	75.3	270.5	-81.8	HZ20
				75.3	125.15	270	-81.8	HZ20
				125.15	175.05	270	-81	HZ20
				175.05	225.65	269.5	-82	HZ20
ZK14302	3779901.67	524273.96	1024.84	225.65	276.25	269.5	-82	HZ20
				276.25	326.85	269.5	-82	HZ20
				326.85	376.65	269	-81.5	HZ20
				376.65	426.8	269	-81	HZ20
				426.8	464.6	269	-82	HZ20
				464.6	476.5	268.5	-82	HZ20
				0	25	270	-83	HZ20
				25	75	270	-83.1	HZ20
zk13103	3780194.98	524160.15	963.08	75	125	270.1	-83.1	HZ20
				125	175	270.6	-83.4	HZ20
				175	231.55	270.7	-83.5	HZ20
				231.55	263.10	271.25	-83.7	HZ20

BK Exploration Associates	73

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

				0	25	270	-65	HZ20 HZ22
				25	75	272.7	-65.5	HZ20 HZ22
				75	125	272.1	-64.5	HZ20 HZ22
				125	175	272.3	-65	HZ20 HZ22
zk15903	3779498.674	524295.147	955.230	175	225	271.6	-64.9	HZ20 HZ22
				225	275	270.2	-64.8	HZ20 HZ22
				275	325	269.8	-64.1	HZ20 HZ22
				325	375	268.8	-64.6	HZ20 HZ22
				375	425	268.6	-64.2	HZ20 HZ22
				425	450.00	266.1	-63.8	HZ20 HZ22
				0	25.6	270	-87	HZ20
				25.6	75.85	269	-87	HZ20
				75.85	125.65	269	-86.5	HZ20
				125.65	175.95	269.5	-86.5	HZ20
				175.95	226.4	270	-86	HZ20
zk14501	3779838.90	524251.41	1035.43	226.4	276.2	270.5	-86.5	HZ20
				276.2	325.75	270.5	-86.5	HZ20
				325.75	376.5	270.5	-87	HZ20
				376.5	426.9	271	-86.5	HZ20
				426.9	465.95	271.5	-86.5	HZ20
				465.95	480.30	271.5	-86	HZ20
				0	25	270	-83	HZ20
				25	75	270	-84	HZ20
				75	125	270	-84.5	HZ20
				125	175	270	-84.5	HZ20
zk13901	3779997.28	524298.99	955.02	175	225	267.5	-84	HZ20
				225	275	267.5	-84	HZ20
				275	325	266	-84.5	HZ20
				325	375	266	-84.5	HZ20
				375	433.6	265	-84.5	HZ20
				433.6	467.20	265	-84.5	HZ20
zk12902	3780241.84	524308.34	892.49	0	26.425	270	-70	HZ20
				26.425	76.45	270	-70	HZ20
				76.45	125.95	269.5	-70	HZ20
				125.95	177.34	269.5	-70	HZ20
				177.34	226.605	269.5	-70	HZ20
				226.605	276.1	270	-70.5	HZ20
				276.1	315.55	270.5	-70	HZ20

BK Exploration Associates	74

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

				315.55	329.28	270.5	-69.5	HZ20
				0	25	270	-83	HZ20
				25	75	270	-84	HZ20
				75	125	270	-84.5	HZ20
				125	175	270	-84.5	HZ20
ZK13901	3779997.28	524298.99	955.02	175	225	267.5	-84	HZ20
				225	275	267.5	-84	HZ20
				275	325	266	-84.5	HZ20
				325	375	266	-84.5	HZ20
				375	433.6	265	-84.5	HZ20
				433.6	467.20	265	-84.5	HZ20
				0	25.8	270	-81	HZ20
				25.8	75.85	270	-80.5	HZ20
				75.85	125.9	270	-80.3	HZ20
				125.9	176.85	269.5	-80.8	HZ20
ZK14101	3779943.85	524290.40	990.78	176.85	226.25	269.5	-80.5	HZ20
				226.25	275.55	269.5	-80.5	HZ20
				275.55	325.65	269	-80	HZ20
				325.65	376.35	268.5	-80	HZ20
				376.35	402	268	-80.5	HZ20
ZK35A01	3779605.87	524233.16	892.95	0	136.04	292	-46	HZ20 HZ22
ZK3501	3779607.26	524232.29	892.95	0	175.5	312	-34	HZ20 HZ22
ZK35A02	3779605.150	524233.714	892.946	0	212.22	292	-71	HZ20 HZ22
				0	25	330	-57	HZ10 HZ12
				25	75	329.8	-57.8	HZ10 HZ12
				75	125	330.7	-56.7	HZ10 HZ12
ZK12901	3780097.652	523542.48	806.42	125	175	331.7	-55.2	HZ10 HZ12
				175	225	330.2	-54.4	HZ10 HZ12
				225	275.2	330.5	-52.5	HZ10 HZ12
				275.2	300.4	332	-50.9	HZ10 HZ12
				0	25	270.00	-75.00	HZ10 HZ12
				25	75	272.67	-75.97	HZ10 HZ12
				75	125	272.13	-75.83	HZ10 HZ12
ZK13503	3780098.42	523542.01	806.42	125	175	272.70	-75.60	HZ10 HZ12
				175	225	271.93	-76.03	HZ10 HZ12
				225	275	275.10	-75.30	HZ10 HZ12
				275	346.6	275.63	-75.20	HZ10 HZ12
ZK13504	3780098.42	523542.21	806.42	0	25	270	-87	HZ10 HZ12

BK Exploration Associates	75

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

25	75	269	-88.0	HZ10 HZ12
75	125	268.8	-87.9	HZ10 HZ12
125	175	269.5	-87.7	HZ10 HZ12
175	225	270	-87.5	HZ10 HZ12
225	275	270.3	-87.2	HZ10 HZ12
275	325	270.8	-87.0	HZ10 HZ12
325	375	271	-86.8	HZ10 HZ12
375	425	271.3	-86.4	HZ10 HZ12
425	450	271.8	-85.9	HZ10 HZ12

BK Exploration Associates	76

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

APPENDIX III CORE RECOVERIES

Appendix VII: Core Recoveries
		Mineralized	Hanging	Footwall
Drill Holes	Veins	Layer (%)	Wall (%)	(%)
ZK15301	HZ22	100.00	100.00	100.00
ZK15301	HZ20	100.00	100.00	100.00
ZK15101	HZ22	100.00	100.00	100.00
ZK15101	HZ20	100.00	100.00	100.00
ZK12701	HZ20	100.00	100.00	100.00
ZK12701	HZ20W	100.00	100.00	100.00
ZK13102	HZ22	100.00	100.00	100.00
ZK15501	HZ20	100.00	100.00	100.00
ZK13503	HZ12W	100.00	100.00	100.00
ZK13503	HZ11	100.00	100.00	100.00
ZK13503	HZ10	100.00	100.00	100.00
ZK13102	HZ20	100.00	100.00	100.00
ZK12901	HZ12	100.00	100.00	100.00
ZK12901	HZ11	100.00	100.00	100.00
ZK12901	HZ10	100.00	100.00	100.00
ZK13504	ZH12	100.00	100.00	100.00
ZK13504	HZ11	100.00	100.00	100.00
ZK13504	ZH10	100.00	100.00	100.00
ZK16901	HZ22	100.00	100.00	100.00
ZK16901	HZ20	100.00	100.00	100.00
ZK3501	HZ22	97.83	92.78	98.21
ZK13101	HZ20	100.00	100.00	100.00
ZK15102	HZ22	100.00	100.00	100.00
ZK15901	HZ20	100.00	100.00	100.00
ZK15901	HZ20W	100.00	100.00	100.00
ZK15901	HZ22	100.00	100.00	100.00
ZK15901	HZ22W	100.00	100.00	100.00
ZK35A01	HZ22	94.74	98.04	95.00
ZK35A01	HZ20	92.20	88.98	93.02
ZK14301	HZ20	100.00	100.00	100.00
ZK15103	HZ22E	100.00	100.00	100.00
ZK15103	HZ22	100.00	100.00	100.00

BK Exploration Associates	77

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

ZK15103	HZ20	100.00	100.00	100.00
ZK15103	HZ20W	100.00	100.00	100.00
ZK13501	HZ20	100.00	100.00	100.00
ZK13501	HZ20W	100.00	100.00	100.00
ZK15902	HZ20	100.00	100.00	100.00
ZK15902	HZ20W	100.00	100.00	100.00
ZK15902	HZ22	100.00	100.00	100.00
ZK13701	HZ20	100.00	100.00	100.00
ZK14302	HZ20E	100.00	100.00	100.00
ZK14302	HZ20	100.00	100.00	100.00
ZK13103	HZ20	100.00	100.00	100.00
ZK15903	HZ20	100.00	100.00	100.00
ZK15903	HZ20W	100.00	100.00	100.00
ZK15903	HZ22	100.00	100.00	100.00
ZK15903	HZ22W	100.00	100.00	100.00
ZK14501	ZH20	100.00	100.00	100.00
ZK12902	HZ20	100.00	100.00	100.00
ZK35A02	HZ22	91.67	92.74	94.09
ZK35A02	HZ20	91.18	95.89	90.67
ZK13901	HZ20	100	100	100

BK Exploration Associates	78

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

APPENDIX IV MINERALIZATION RATIOS

Appendix IV: Mineralization Ratios of the SG Veins

Vein	Tunnel	Drift Length	MGS Length (m)	Mineral. Ratio	Comments
		(m)		(%)
	CM103-S2E-496-NYM	81.10	40.00		Completed
	CM103-S2E-496-SYM	72.00	7.50		In progress
S2E	CM103-S2E-460-NYM-TJ8-SYM	36.20	36.20		In progress
	CM103-S2E-460-NYM	73.00	50.10		In progress
	CM103-S2E-460-SYM	81.00	0.00		In progress
	Subtotal	343.30	133.80	38.97
	CM102-S2-518-NYM	60.00	7.30		Completed
	CM102-S2-518-SYM	130.00	53.00		Completed
	CM103-S2-496-NYM	81.50	9.00		Completed
S2	CM103-S2-496-SYM	155.00	55.80		Completed
	CM103-S2-460-NYM	101.80	47.50		In progress
	CM103-S2-460-SYM	5.00	0.00		In progress
	CM102-S2-480-NYM2	7.00	0.00		In progress
	Subtotal	540.30	172.60	31.95
	CM103-S4-496-NYM	40.00	24.60		Completed
S4	CM103-S4-496-SYM	95.00	32.40		Completed
	CM103-S4-460-NYM	112.80	35.00		Completed
	Subtotal	247.80	92.00	37.13
	CM103-S5-549-NYM	46.00	17.00		In progress
S5	CM103-S5-496-SYM	61.30	0.00		In progress
	CM103-S5-480-NYM	40.00	0.00		In progress
	Subtotal	147.30	17.00	12.06
	CM102-S6-555-SYM	60.50	22.30		Old stope
	CM102-S6-555-NYM	64.00	31.00		Old stope
	CM102-S6-535-NYM	58.00	22.00		Old stope
	CM102-S6-518-NYM	72.00	30.50		Old stope
	CM102-S6-518-SYM	114.10	5.40		Old stope
	CM102-S6-480-NYM	27.30	10.00		In progress
S6	CM102-S6-480-SYM-CM2-SYM	70.40	42.50		In progress
	CM102-S6-480-SYM	38.00	33.00		In progress
	SPD05-S6-533-SYM	111.60	0.00		In progress
	SPD05-S6-533-NYM	123.30	0.00		In progress
	CM102-S6-480-NYM1	51.10	51.10		In progress
	CM102-S6-480-NYM2	25.30	23.80		In progress
	Subtotal	815.60	271.60	33.29
S7	CM104-S7-705-NYM	62.50	0.00		Old stope
	CM104-S7-705-SYM	66.00	0.00		Old stope
	CM101-S7-640-NYM	107.60	5.00		In progress
	CM101-S7-640-SYM	151.50	0.00		Old stope

BK Exploration Associates	79

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

	PD700-S7-640-NYM	24.50	0.00		Old stope
	PD700-S7-640-SYM	37.10	0.00		Old stope
	PD680-S7-680-NYM	41.00	0.00		Old stope
	PD680-S7-680-NYM2	116.00	0.00		Old stope
	CM102-S7-570-NYM	74.00	18.00		In progress
	CM102-S7-570-SYM	100.00	20.00		In progress
	CM103-S7-560-NYM	50.90	18.50		In progress
	CM103-S7-560-SYM	20.00	7.50		In progress
	Subtotal	851.10	69.00	8.11
	CM102-S7W-570-NYM	12.00	0.00		In progress
S7W	CM102-S7W-570-SYM	9.00	0.00		In progress
	Subtotal	21.00	0.00	0.00
	PD700-S7-1-700-SYM	113.50	0.00		In progress
	XJ01-S7-1-648-NYM	112.00	92.00		In progress
	PD700-S7-1-640-NYM	22.00	0.00		In progress
	PD700-S7-1-640-SYM	65.70	0.00		In progress
	PD700-S7-1-600-NYM	110.50	30.00		In progress
S7-1	PD700-S7-1-600-SYM	65.00	42.50		In progress
	PD700-S7-1-600-SYM1	101.70	47.50		In progress
	CM103-S7-1-560-NYM	139.70	126.00		In progress
	CM103-S7-1-560-SYM	128.00	55.00		In progress
	CM102-S7-1-534-NYM	24.20	5.00		In progress
	CM102-S7-1-534-SYM	15.00	0.00		In progress
	Subtotal	897.30	398.00	44.60
	YPD02-S7-2-565-NYM	360.00	5.00		In progress
S7-2	YM01-S7-2-585-NYM1	15.00	0.00		In progress
	YM01-S7-2-585-NYM2	15.40	0.00		In progress
	Subtotal	390.40	5.00	1.45
	PD700-S7-3-600-SYM	63.40	15.00		In progress
S7-3	PD700-S7-3-600-SYM3	22.70	0.00		In progress
	PD700-S7-3-600-NYM3	10.40	0.00		In progress
	Subtotal	96.50	15.00	31.71
S8	CM104-S8-705-NYM	228.00	0.00		In progress
	CM101-S8-640-NYM	352.90	30.00		In progress
	CM101-S8-640-SYM	404.50	0.00		In progress
	CM102-S8-570-NYM	318.50	109.80		In progress
	CM102-S8-570-SYM	298.30	57.50		In progress
	CM103-S8-560-SYM	7.80	0.00		In progress
	YM01-S8-585-NYM	204.90	85.00		Completed
	YM01-S8-585-SYM	292.00	20.00		Completed
	YM01-S8-550-NYM	153.70	48.30		In progress
	YM01-S8-550-SYM	318.80	62.10		In progress
	YPD02-S8-510-NYM	312.50	42.50		In progress
	YPD02-S8-510-SYM	478.90	51.20		In progress
	SPD66-S8-603-SYM	677.50	80.00		Completed
	CM102-S8-570-TJ1-600-NYM	20.00	12.50		In progress

BK Exploration Associates	80

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

	CM102-S8-570-TJ12-NYM	9.10	0.00		In progress
	CM102-S8-570-TJ12-SYM	37.00	37.00		In progress
	Subtotal	4114.40	635.90	15.34
	CM101-S8E-640-NYM	82.80	20.00		In progress
	CM101-S8E-640-SYM	260.10	95.60		In progress
	CM104-S8E-710-NYM	102.70	10.00		In progress
S8E	CM104-S8E-710-SYM	118.30	20.00		In progress
	CM104-S8E-680-NYM	48.50	25.00		In progress
	CM104-S8E-680-SYM	22.70	0.00		In progress
	YPD02-S8E-510-NYM	91.90	12.50		In progress
	Subtotal	727.00	183.10	33.58
	YPD02-S8-1-545-NYM	108.50	0.00		In progress
	YPD02-S8-1-565-NYM	25.20	5.00		In progress
S8-1	YPD02-S8-1-565-SYM	47.50	19.90		In progress
	YPD02-S8-1-545-SYM	3.80	0.00		In progress
	Subtotal	185.00	24.90	17.00
	YPD02-S8-2-565-NYM	19.10	13.00		In progress
	YPD02-S8-2-565-SYM	33.20	0.00		In progress
S8-2	YPD02-S8-2-545-NYM	21.60	0.00		In progress
	YPD02-S8-2-545-SYM	7.20	0.00		In progress
	Subtotal	81.10	13.00	20.87
	YPD02-S10-565-NYM	92.20	0.00		In progress
S10	YPD02-S10-565-NYM-CM1#-NYM	7.10	0.00		In progress
	Subtotal	99.30	0.00	0.00
	YPD666-S11-670-NYM	630.90	0.00		In progress
S11	YPD02-S11-560-NYM	27.70	0.00		In progress
	YPD02-S11-560-SYM	55.10	0.00		In progress
	Subtotal	713.70	0.00	0.00
	YPD02-S11E-565-SYM	25.30	0.00		In progress
	YPD02-S11E-565-NYM	50.00	20.00		In progress
	YPD02-S11E-560-SYM-CM1-SYM	41.70	0.00		In progress
S11E	YPD02-S11E-565-NYM	50.00	0.00		In progress
	YPD666-S11-615-NYM-ECM-SYM	17.70	0.00		In progress
	YPD666-S11-615-NYM-ECM-NYM	21.80	0.00		In progress
	Subtotal	206.50	20.00	9.69
	YPD700-S13-700-SYM	100.20	0.00		In progress
S13	CM101-S13-640-NYM	14.10	0.00		In progress
	CM102-S13-640-SYM	14.30	0.00		In progress
	Subtotal	128.60	0.00	0.00
S14	CM102-S14-555-NYM	95.00	36.50		Old stope
	CM102-S14-570-SYM	19.00	10.00		Old stope
	CM102-S14-570-NYM	57.00	45.00		Old stope
	CM102-S14-549-SYM	74.60	46.00		Old stope
	CM102-S14-549-NYM	145.00	5.00		Old stope
	CM102-S14-518-NYM	170.00	160.20		Completed
	CM102-S14-518-SYM	216.10	121.90		Completed

BK Exploration Associates	81

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

	CM103-S14-555-SYM2	58.50	5.00		Completed
	CM103-S14-518-NYM	99.30	67.80		Completed
	CM103-S14-518-SYM	117.00	53.70		In progress
	CM102-S14-480-NYM-490-SYM	69.40	30.00		In progress
	CM103-S14-480-SYM-CM-SYM	11.00	0.00		In progress
	CM102-S14-480-NYM	137.50	44.50		In progress
	CM102-S14-480-NYM-CM2-NYM	5.00	5.00		In progress
	CM102-S14-480-NYM-CM4-NYM	15.00	15.00		In progress
	CM102-S14-480-SYM	304.00	197.40		In progress
	CM103-S14-480-NYM	245.70	124.10		In progress
	CM103-S14-480-SYM	143.00	29.90		In progress
	CM103-S14-480-NYM-WCM -NYM	39.80	0.00		In progress
	CM103-S14-480-NYM-WCM -SYM	21.00	0.00		In progress
	Subtotal	2042.90	997.00	50.31
	PD680-S16E-680-NYM	100.00	0.00		Completed
	CM101-S16E-640-NYM	317.40	30.00		In progress
	CM101-S16E-640-SYM	149.00	0.00		In progress
	CM101-S16E-640-NYM1	110.00	15.00		In progress
	CM102-S16E-610-NYM	180.50	170.00		In progress
	CM102-S16E-610-SYM	55.00	5.00		In progress
	CM102-S16E-570-NYM	51.00	31.60		In progress
	CM102-S16E-570-SYM	425.00	130.60		Completed
	CM102-S16E-570-NYM1	112.00	15.00		In progress
S16E	CM102-s16w-534-NYM-CM3-S16E-NYM	25.00	25.00		In progress
	CM102-S16E-534-NYM	135.00	79.30		Completed
	CM102-S16E-534-SYM	215.00	100.00		In progress
	CM102-S16E-534-SYM1	210.00	12.50		In progress
	CM103-S16E-555-NYM	17.00	10.00		Completed
	CM103-S16E-555-SYM	33.00	12.00		Completed
	CM103-S16E-534-NYM	26.00	0.00		In progress
	CM103-S16E-534-SYM	67.50	0.00		In progress
	CM102-S16E-570-NYM3	20.00	0.00		In progress
	Subtotal	2248.40	636.00	30.11
	CM102-S16E1-534-NYM	21.80	15.00		In progress
	CM102-S16E1-534-SYM	16.30	0.00		In progress
	CM102-S16E-570-SYM-CM4-NYM	25.10	17.50		In progress
S16E1	CM102-S16E-570-SYM-CM4-SYM	22.80	7.50		In progress
	CM102-S16E-610-NYM-CM1-S16E1-SYM	17.40	0.00		In progress
	CM102-S16E-610-NYM-CM1-S16E1-NYM	7.30	0.00		In progress
	Subtotal	110.70	40.00	36.13
	CM102-S16E3-570-SYM	40.00	24.00		In progress
S16E3	CM102-S16E3-534-SYM	78.00	22.00		In progress
	Subtotal	118.00	46.00	38.98
S16W	PD680-S16W-680-NYM	125.80	0.00		Completed
	SPD680-S16W-680-SYM	80.00	20.00		Completed
	CM101-S16W-640-NYM	385.00	110.00		In progress

BK Exploration Associates	82

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

	CM101-S16W-640-SYM	125.00	0.00		Completed
	PD650-S16W-655-NYM	123.00	0.00		Completed
	PD650-S16W-655-SYM	440.00	37.50		In progress
	CM103-S16W-600-NYM	28.00	17.50		In progress
	PD650-S16W-650-TCM1-NYM	13.80	13.80		In progress
	PD650-S16W-650-TCM1-SYM	25.00	20.00		In progress
	CM103-S16W-600-SYM	90.00	57.50		In progress
	CM103-S16W-600-NYM	67.60	50.00		In progress
	CM103-S16W-600-NYM-CM6-NYM	10.00	10.00		In progress
	CM103-S16W-600-NYM-CM7-NYM	10.20	0.00		In progress
	CM103-S16W-600-NYM-CM8-NYM	9.00	9.00		In progress
	CM103-S16W-600-NYM-CM9-NYM	5.50	5.50		In progress
	CM102-S16W-610-SD-NYM	87.00	46.50		In progress
	CM102-S16W-610-SD-SYM	186.80	35.00		In progress
	CM102-S16W-610-CM3-SYM	80.00	0.00		In progress
	CM103-S16W-558-NYM	162.00	44.80		Completed
	CM103-S16W-558-SYM	195.00	111.90		Completed
	CM102-S16W-570-NYM	350.00	188.70		Completed
	CM102-S16W-570-SYM	540.00	196.50		Completed
	CM102-S16W-534-NYM	351.00	145.00		Completed
	CM102-S16W-534-SYM	277.00	91.80		In progress
	CM103-S16W-534-NYM	301.80	160.00		Completed
	CM103-S16W-534-SYM	144.00	0.00		Completed
	CM103-S16W-600-SYM-CM9-SYM	43.60	25.00		In progress
	CM102-S16W-570-SYM-TJ22-SYM	5.10	0.00		In progress
	CM102-S16W-570-SYM-TJ22-NYM	4.50	4.50		In progress
	Subtotal	4265.70	1400.50	35.18
	CM102-S16W1-680-NYM	83.70	10.00		In progress
	CM102-S16W1-610-SYM	110.40	20.00		In progress
	CM102-S16W-570-NYM-CM2-S16W1-NYM	6.50	0.00		In progress
	CM102-S16W1-570-NYM	10.10	0.00		In progress
	CM103-S16W1-600-NYM	5.00	5.00		In progress
S16W1	CM102-S16W1-534-NYM	50.80	0.00		In progress
	CM102-S16W1-534-SYM	10.60	0.00		In progress
	CM102-S16W1534-NYM-CM10-S16W1-NYM	20.40	10.00		In progress
	CM102-S16W1534-NYM-CM9-S16W1-NYM	19.00	5.00		Completed
	CM102-S16W1534-NYM-CM9-S16W1-SYM	22.90	22.90		In progress
	Subtotal	339.40	72.90	21.48
	CM102-S19-570-SYM	139.80	7.50		In progress
S19	CM101-S19-640-NYM	11.00	0.00		In progress
	CM101-S19-640-SYM	12.80	0.00		In progress
	Subtotal	163.60	7.50	7.55
S21	PD680-S21-680-NYM1	310.40	115.40		In progress
	PD680-S21-680-NYM2	131.50	5.00		In progress
	CM101-S21-640-NYM	217.00	30.00		In progress
	CM101-S21-640-NYM1	84.00	84.00		In progress

BK Exploration Associates	83

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

	YPD01-S21-580-SYM	524.00	105.00		In progress
	YPD01-S21-585-SYM-CM2-SYM	37.10	0.00		In progress
	CM103-S21-560-NYM	247.00	25.00		In progress
	CM103-S21-560-SYM	265.30	81.40		In progress
	CM102-S21-570-NYM	56.50	2.50		In progress
	YPD01-S21-550-NYM	39.60	17.50		In progress
	YPD01-S21-550-SYM	89.50	80.00		In progress
	YPD01-S21-585-SYM-CM4-SYM	70.80	0.00		In progress
	Subtotal	2072.70	545.80	28.09
	YPD02-S21w-585-NYM	35.90	15.00		In progress
	YPD02-S21W-585-SYM	51.70	25.00		In progress
S21W	CM103-S21W-560-NYM	40.80	5.00		In progress
	CM103-S21-560-NYM-CM2-S21W-NYM	69.30	0.00		In progress
	PD680-S21-680-NYM1-WCM3-NYM	73.30	0.00		In progress
	Subtotal	271.00	45.00	37.88
	CM103-S22-560-NYM	10.00	0.00		In progress
	CM103-S22-560-SYM	79.80	0.00		In progress
	CM102-S22-570-NYM	43.00	0.00		In progress
S22	CM102-S22-570-SYM	5.00	0.00		In progress
	CM101-S23-640-SYM	53.40	0.00		In progress
	CM101-S23-640-NYM	6.00	0.00		In progress
	YPD730-S25-730-NYM	344.80	0.00		In progress
	Subtotal	542.00	0.00	0.00
SG Mine	Total	22482.20	5782.60	27.18

BK Exploration Associates	84